UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: August 25, 2015

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, the Registration Statements on Form S-8, File No. 333-147186 and 333-202141, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and six month periods ended June 30, 2015 and 2014. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2014 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of drybulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2014. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

Dividend Policy

On August 17, 2015, the Board of Directors declared a quarterly cash dividend for the second quarter of 2015 of $0.06 per share of common stock. The dividend is payable on September 25, 2015 to stockholders of record as of September 18, 2015. The declaration and payment of any further dividends remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements, indentures and other debt obligations and such other factors as the Board may deem advisable.

Navios Europe II Inc. (“Navios Europe II”)

Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Maritime Partners L.P. (“Navios Partners”) formed Navios Europe II Inc. and completed the transaction for the acquisition of 14 vessels from debtors of HSH Nordbank AG.

The 14 vessels include seven dry bulkers and seven container vessels with an average age of approximately four years and a current fair market value of approximately $225.0 million. All of the vessels have been delivered, except for one that is expected to be delivered within Q3 2015.

Dividends from Affiliates

On August 14, 2015, Navios Holdings received $8.1 million from Navios Maritime Partners L.P. (“Navios Partners”) representing the cash distribution for the second quarter of 2015.

On July 2, 2015, Navios Holdings received $3.6 million from Navios Maritime Acquisition Corporation (“Navios Acquisition”) representing the cash dividend for the first quarter of 2015.

Common and Preferred Stock

Navios Holdings had outstanding as of June 30, 2015 and December 31, 2014, 107,835,547 and 105,831,718 shares of common stock, respectively, and 74,229 (20,000 Series G Cumulative Redeemable Perpetual Preferred Stock issued in January 2014 (the “Series G”), 48,000 Series H Cumulative Redeemable Perpetual Preferred Stock issued in July 2014 (the “Series H”) and 6,229 shares of convertible preferred stock) and 75,069 (20,000 Series G, 48,000 series H and 7,069 shares of convertible preferred stock) shares of convertible preferred stock, respectively.

Navios South American Logistics Inc. (“Navios Logistics”)

On June 30, 2015, Navios Logistics agreed to extend the repayment period of its capital leases of the vessels Ferni H and San San H for four years up to January 2020 and April 2020, respectively. As a result, Navios Logistics deferred its obligation to purchase the two vessels from 2016 to 2020.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet, Navios Maritime Midstream Partner L.P’s (“Navios Midstream”) fleet, Navios Europe Inc.’s (“Navios Europe I”) fleet and Navios Europe II’s fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Holdings currently owns 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. Currently, Navios Holdings owns a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. Currently, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition is 42.9% and its economic interest in Navios Acquisition is 46.1%.

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. As of June 30, 2015, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interest, respectively, in Navios Europe I.

Navios Europe II is engaged in the marine transportation industry through the ownership of six dry bulk and seven container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interest, respectively, in Navios Europe II.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 63 vessels totaling 6.3 million dwt. The employment profile of the fleet as of August 17, 2015 is reflected in the tables below. The 57 vessels in current operation aggregate approximately 5.6 million dwt and have an average age of 7.8 years. Navios Holdings has currently fixed 89.1% and 12.1% including index-linked charters of available days for 2015 and 2016, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $124.0 million and $17.5 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $8,431 and $18,549 for 2015 and 2016, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2015 is $13,287.

Owned Fleet. Navios Holdings owns a fleet comprised of 14 Ultra Handymax vessels, 13 Capesize vessels, 12 Panamax vessels and one Handysize vessel, which have an average age of approximately 8.7 years. Of the 40 owned vessels, 38 are currently in operation and two newbuilding owned vessels are expected to be delivered in the first quarter of 2016.

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	7,600	No	12/9/2015
Navios Ionian	Ultra Handymax	2000	52,067	7,600	No	11/30/2015
Navios Celestial	Ultra Handymax	2009	58,063	8,075	No	1/7/2016
Navios Vector	Ultra Handymax	2002	50,296	7,363	No	8/30/2015
Navios Horizon	Ultra Handymax	2001	50,346	6,650	No	9/20/2015
Navios Herakles	Ultra Handymax	2001	52,061	15,200	No	8/24/2015
Navios Achilles	Ultra Handymax	2001	52,063	8,788	No	11/23/2015
Navios Meridian	Ultra Handymax	2002	50,316	11,020	No	8/31/2015
Navios Mercator	Ultra Handymax	2002	53,553	7,125	No	8/17/2015
Navios Arc	Ultra Handymax	2003	53,514	7,600	No	10/26/2015
Navios Hios	Ultra Handymax	2003	55,180	6,650	No	09/10/2015
Navios Kypros	Ultra Handymax	2003	55,222	6,800 —	98% of average Supramax Index 6TC Routes	8/27/2015 2/27/2016
Navios Ulysses	Ultra Handymax	2007	55,728	6,575 —	Average Supramax Index 6TC Routes	8/23/2015 2/23/2016
Navios Vega	Ultra Handymax	2009	58,792	7,401 —	Pool earnings +7%	8/1/2015 11/17/2015
Navios Astra	Ultra Handymax	2006	53,468	7,125	No	12/9/2015
Navios Magellan	Panamax	2000	74,333	5,514 —	Weighted average basis Panamax Index Routes +4%	8/24/2015 1/10/2016

Navios Star	Panamax	2002	76,662	7,030	No	1/24/2016
Navios Asteriks	Panamax	2005	76,801	7,838	No	11/22/2015
Navios Centaurus	Panamax	2012	81,472	7,410	No	10/24/2015
Navios Avior	Panamax	2012	81,355	7,509 —	Weighted average basis Panamax Index Routes +16.5%	8/18/2015 5/1/2016
Navios Galileo	Panamax	2006	76,596	5,700	No	12/29/2015
Navios Northern Star	Panamax	2005	75,395	6,888	No	2/28/2016
Navios Amitie	Panamax	2005	75,395	7,030	No	2/2/2016
Navios Taurus	Panamax	2005	76,596	7,090 —	Weighted average basis Panamax Index 4TC Routes +10%	8/18/2015 2/21/2016
N Amalthia	Panamax	2006	75,318	6,978	No	8/29/2015
N Bonanza	Panamax	2006	76,596	6,270	No	10/1/2015
Navios Bonavis	Capesize	2009	180,022	13,110	No	2/5/2017
Navios Happiness	Capesize	2009	180,022	16,400	No	9/14/2015
Navios Lumen	Capesize	2009	180,661	8,340 —	$5,000 +50% weighted average Baltic Capesize Index 5TC Index Routes	8/23/2015 4/28/2016
Navios Stellar	Capesize	2009	169,001	16,400	No	9/17/2015
Navios Phoenix	Capesize	2009	180,242	11,070 —	$8,000 +50% weighted average Baltic Capesize Index 5TC Index Routes	8/31/2015 12/21/2015	(5)
Navios Antares	Capesize	2010	169,059	7,800 —	$5,200 +47.5% of the basis Baltic Capesize Index average 4TC Index Routes	8/31/2015 2/17/2016
Navios Etoile	Capesize	2010	179,234	29,356	No	12/2/2020
Navios Bonheur	Capesize	2010	179,259	9,461 —	$6,300 +50% weighted average Baltic Capesize Index 5TC Index Routes	8/25/2015 1/26/2016
Navios Altamira	Capesize	2011	179,165	22,325	No	01/16/2016
Navios Azimuth	Capesize	2011	179,169	10,450	No	03/15/2016
Navios Gem	Capesize	2014	181,336	11,202 —	$7,750 +55% weighted average Baltic Capesize Index 5TC Index Routes	9/1/2015 02/04/2016
Navios Ray	Capesize	2012	179,515	9,324 —	$6,300 +50% weighted average Baltic Capesize Index 5TC Index Routes	8/25/2015 01/28/2016

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios Sphera	Panamax	Q1 2016	84,000
Navios TBN	Capesize	Q1 2016	180,600

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of six Capesize, 11 Panamax, five Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 6.0 years. Of the 23 chartered-in vessels, 19 are currently in operation and four are scheduled for delivery at various times through November 2016, as set forth in the following table:

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	5,700		10/6/2015
Navios Primavera	Ultra Handymax	2007	53,464	Yes		7,600		12/28/2015
Navios Apollon	Ultra Handymax	2000	52,073	No		7,600		11/23/2015
Navios Oriana	Ultra Handymax	2012	61,442	Yes		10,773		8/21/2015
Navios Mercury	Ultra Handymax	2013	61,393	Yes		8,550		12/25/2015
Navios Venus	Ultra Handymax	2015	61,339	Yes		10,925		8/31/2015
Navios Libra II	Panamax	1995	70,136	No		9,500		9/20/2015
Navios Esperanza	Panamax	2007	75,356	No		6,793		11/10/2015
Navios Marco Polo	Panamax	2011	80,647	Yes		9,081 —	(7) (7)	8/8/2015 5/23/2016
Navios Southern Star	Panamax	2013	82,224	Yes		8,894 —	(9) (10)	8/12/2015 6/28/2016
Navios Aldebaran	Panamax	2008	76,500	Yes		8,650 —	(8) (8)	8/24/2015 6/8/2016
Navios Sky	Panamax	2015	82,056	Yes		7,059 —	(11) (11)	8/6/2015 2/22/2016
Navios Amber	Panamax	2015	80,994	Yes		8,286 —	(12) (12)	8/11/2015 5/27/2016
Navios Koyo	Capesize	2011	181,415	Yes		7,895 —	(6)	8/5/2015 4/7/2016
Golden Heiwa	Panamax	2007	76,662	No				—
Beaufiks	Capesize	2004	180,310	Yes				—
Rubena N	Capesize	2006	203,233	No				—
King Ore	Capesize	2010	176,800	No				—
Navios Obeliks	Capesize	2012	181,415	Yes				—

Long-term Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios TBN	Panamax	11/2016	Yes	84,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios Felix	Capesize	03/2016	Yes	180,000

(1)	Daily rate net of commissions. These rates do not include insurance proceeds received upfront in November 2012 and March 2014.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Subject to COA of $34,013 per day for the remaining period until fourth quarter of 2016.
(6)	Based on $5,050 + 50% weighted average BCI 5TC Routes.
(7)	Based on weighted average Panamax Index 4TC Routes +13%.
(8)	Based on weighted average Panamax Index 4TCRoutes +10%.
(9)	Based on weighted average Panamax Index 4TC Routes +17%.
(10)	Based on $6,000 + 120% weighted average Panamax Index 4TC Routes.
(11)	Based on weighted average Panamax Index 4TC Routes +18%.
(12)	Based on weighted average Panamax Index 4TC Routes +20%.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for periods of up to 10 years at inception to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).

In 2014 and through June 30, 2015, this chartering policy had the effect of generating an aggregate Time Charter Equivalent (“TCE”) rate that was higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,380 per day for the six month period ended June 30, 2015. The average long-term charter-in hire rate per vessel per day was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels and long-term chartered fleet, which overall is chartered-in at favorable long term rates, will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing has also been negatively impacted, orders have been reduced, and scrapping has increased.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2014 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.3 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 8.7 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

COAs and Forward Freight Agreements (FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic cargo contracts.

Navios Holdings may enter into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. By entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: Drybulk Vessel Operations and Logistics Business. The Drybulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended June 30, 2015 Compared to the Three Month Period Ended June 30, 2014

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2015 and 2014, respectively. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month Period Ended June 30, 2015	Three Month Period Ended June 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$119,839	$145,408
Administrative fee revenue from affiliates	3,882	3,502
Time charter, voyage and logistics business expenses	(57,856)	(63,514)
Direct vessel expenses	(35,748)	(33,840)
General and administrative expenses incurred on behalf of affiliates	(3,882)	(3,502)
General and administrative expenses	(8,668)	(9,567)
Depreciation and amortization	(27,479)	(25,828)
Interest expense and finance cost, net	(27,838)	(28,521)
Loss on bond extinguishment	—	(27,281)
Other (expense)/income, net	(3,321)	(7,481)

Loss before equity in net earnings of affiliated companies	$(41,071)	$(50,624)
Equity in net earnings of affiliated companies	17,968	7,079

Loss before taxes	$(23,103)	$(43,545)
Income tax benefit/(expense)	1,695	(848)

Net loss	$(21,408)	$(44,393)
Less: Net (income) /loss attributable to the noncontrolling interest	(3,405)	7,713

Net loss attributable to Navios Holdings common stockholders	$(24,813)	$(36,680)

Set forth below are selected historical and statistical data for the Drybulk Vessel Operations segment for each of the three month periods ended June 30, 2015 and 2014 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended June 30,
	2015	2014
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,846	5,395
Operating days	5,793	5,391
Fleet utilization	99.1%	99.9%
Equivalent vessels	64	59
AVERAGE DAILY RESULTS
Time Charter Equivalents	$7,457	$11,923

During the three month period ended June 30, 2015, there were 451 more available days, as compared to the same period in 2014, due to (i) an increase in available days for owned vessels by 78 days, mainly due to the delivery of the Navios Ray in the second half of 2014 and Navios Gem in the second quarter of 2014, respectively; and (ii) an increase in charter-in fleet available days by 373 days.

The average TCE rate for the three month period ended June 30, 2015 was $7,457 per day, $4,466 per day lower than the rate achieved in the same period in 2014. This was due primarily to the decrease in the freight market during the second quarter of 2015 as compared to the same period in 2014.

Revenue: Revenue from drybulk vessel operations for the three months ended June 30, 2015 was $53.6 million as compared to $75.4 million for the same period during 2014. The decrease in drybulk revenue was mainly attributable to a decrease in the TCE rate per day by 37.5% to $7,457 per day in the second quarter of 2015. This decrease was partially mitigated by a net increase in available days of our fleet by 451 days.

Revenue from the logistics business was $66.2 million for the three months ended June 30, 2015 as compared to $70.0 million for the same period in 2014. This decrease was mainly attributable to the decrease in sales of products in the liquid terminal.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $0.4 million, or 10.9%, to $3.9 million for the three month period ended June 30, 2015, as compared to $3.5 million for the same period in 2014. See general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $5.7 million, or 8.9%, to $57.9 million for the three month period ended June 30, 2015, as compared to $63.5 million for the three month period ended June 30, 2014.

The time charter and voyage expenses from drybulk operations increased by $3.7 million, or 9.5%, to $42.8 million for the three month period ended June 30, 2015, as compared to $39.1 million for the three month period ended June 30, 2014. This increase was mainly attributable to a $5.2 million increase in charter-in expenses due to an increase in charter-in days in the second quarter of 2015, as compared to the same period in 2014. The overall increase was partially offset by a $1.5 million decrease in bunker expenses, due to less voyages in 2015 and lower bunker rates.

Of the total amounts of time charter, voyages and logistics business expenses for the three month periods ended June 30, 2015 and 2014, $15.1 million and $24.4 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses related to Navios Logistics was mainly attributable to a decrease in the barge business due to less voyages performed and a decrease in cost in the Paraguayan liquid port’s volume of products sold.

Direct Vessel Expenses: Direct vessel expenses increased by $1.9 million, or 5.6%, to $35.7 million for the three month period ended June 30, 2015, as compared to $33.8 million for the three month period ended June 30, 2014. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations decreased by $1.0 million, or 7.0%, to $12.9 million for the three month period ended June 30, 2015, as compared to $13.9 million for the three month period ended June 30, 2014. This decrease was mainly attributable to a decrease in crew expenses and miscellaneous expenses.

Of the total amounts of direct vessel expenses for the three month periods ended June 30, 2015 and 2014, $22.9 million and $20.0 million, respectively, related to Navios Logistics. The increase in direct vessel expenses related to Navios Logistics was mainly due to a $5.3 million increase in the expenses of the cabotage business due to higher crew costs and an increase in the cabotage fleet’s available days. This increase was partially offset by a decrease in the expense from the barge business by $2.4 million. The decrease resulted primarily from a decrease in repairs, maintenance and crew costs.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $0.4 million, or 10.9%, to $3.9 million for the three month period ended June 30, 2015, as compared to $3.5 million for the same period in 2014. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings comprise the following:

(in thousands of U.S. dollars)	Three Month Period Ended June 30, 2015 (unaudited)	Three Month Period Ended June 30, 2014 (unaudited)
Administrative fee revenue from affiliates	$(3,882)	$(3,502)
General and administrative expenses incurred on behalf of affiliates	3,882	3,502
General and administrative expenses	8,668	9,567

	Three Month Period Ended June 30, 2015	Three Month Period Ended June 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Drybulk Vessel Operations	$4,757	$6,216
Logistics Business	3,911	3,351

General and administrative expenses	$8,668	$9,567

The decrease in general and administrative expenses by $0.9 million, or 9.4%, to $8.7 million for the three month period ended June 30, 2015, as compared to $9.6 million for the three month period ended June 30, 2014, was mainly attributable to (i) a $0.8 million decrease in payroll and other related costs and (ii) a $0.6 million decrease in other administrative expenses. The overall decrease was partially offset by a $0.5 million increase attributable to the logistics business mainly due to an increase in payroll and related expenses.

Depreciation and Amortization: For the three month period ended June 30, 2015, depreciation and amortization increased by $1.7 million to $27.5 million as compared to $25.8 million for the three month period ended June 30, 2014. The increase was primarily due to (i) an increase in depreciation and amortization of drybulk vessels by $1.0 million following the new vessel deliveries made during the second half of 2014 and the second quarter of 2014 and (ii) a $0.6 million increase attributable to the logistics business mainly due to the depreciation of the three new pushboats and the 72 new dry barges acquired in 2014.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the three month period ended June 30, 2015 decreased by $0.7 million, or 2.4%, to $27.8 million, as compared to $28.5 million in the same period in 2014. The decrease was mainly attributable to the interest expense generated by the logistics business tender offer related to the redemption of the 9.25% Senior Notes due 2019 in April 2014.

Loss on Bond Extinguishment: On April 22, 2014, Navios Logistics completed the sale of $375.0 million in aggregate principal amount of 7.25% senior notes due 2022 (the “2022 Logistics Senior Notes”). From the net proceeds of the offering, Navios Logistics repaid in full $290.0 million of the 9.25% Senior Notes due 2019. The effect of this early repayment resulted in the recognition of a $27.3 million loss in the statement of comprehensive loss, which comprises a $7.9 million loss relating to the accelerated amortization of unamortized deferred finance costs, a $3.1 million gain relating to the accelerated amortization of the then-outstanding senior notes unamortized premium and a $22.5 million loss relating to cash payments for tender premium fees and expenses.

Other (Expense)/Income, Net: Other (expense)/income, net decreased by $4.2 million, or 55.6%, to a $3.3 million loss for the three month period ended June 30, 2015, as compared to $7.5 million of loss for the same period in 2014. This decrease was due to (i) a $5.4 million decrease in other expense, net of drybulk vessel operations; and (ii) a $1.2 million increase in other expenses, net of the logistics business.

The decrease in other expense, net of drybulk vessels operations was mainly due to (i) a $11.6 million decrease in expense relating to the reclassification to earnings of available-for-sale securities for an other-than-temporary impairment during 2014; and (ii) a $1.0 million decrease in other expense, net relating to miscellaneous voyage expenses. This decrease in other expenses, net was partially mitigated by a $7.2 million decrease of income relating to the sale of a defaulted counterparty claim to an unrelated third party during 2014.

The increase in other expenses, net related to the logistics business was mainly due to (i) a $1.3 million increase in taxes other-than-income taxes in the barge business and (ii) a $0.3 million increase in foreign exchange differences losses. The overall increase was partially offset by a $0.4 million decrease in taxes other than income taxes in the cabotage business.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $10.9 million, or 153.8%, to $18.0 million for the three month period ended June 30, 2015, as compared to $7.1 million for the same period in 2014, mainly due to an increase in investment income. The $10.9 million increase in investment income consisted of (i) a $14.7 million increase in investment income from Navios Acquisition and (ii) a $0.1 million increase in investment income from Navios Europe I. The overall increase was partially offset by (i) a $3.7 million decrease in investment income from Navios Partners; and (ii) a $0.2 million decrease in investment income from Acropolis.

Income Tax Benefit/(Expense): Income tax benefit increased by $2.5 million to $1.7 million income for the three month period ended June 30, 2015, as compared to $0.8 million expense for the same period in 2014. The total change in income tax was attributable to Navios Logistics and was due to the barge and cabotage business, mainly due to pre-tax losses of certain subsidiaries, and was partially mitigated by a decrease in income tax benefit of the port terminal business.

Net (Income)/Loss Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $11.1 million to $3.4 million of income for the three month period ended June 30, 2015, as compared to $7.7 million of loss for the same period in 2014. This increase was mainly attributable to logistics business net income for the three month period ended June 30, 2015, as compared to net loss for the same period in 2014.

For the Six Month Period Ended June 30, 2015 Compared to the Six Month Period Ended June 30, 2014

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2015 and 2014. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Six Month Period Ended June 30, 2015	Six Month Period Ended June 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$238,119	$267,599
Administrative fee revenue from affiliates	7,804	6,881
Time charter, voyage and logistics business expenses	(127,790)	(114,692)
Direct vessel expenses	(66,565)	(62,168)
General and administrative expenses incurred on behalf of affiliates	(7,804)	(6,881)
General and administrative expenses	(15,479)	(20,598)
Depreciation and amortization	(48,684)	(51,502)
Interest expense and finance cost, net	(55,876)	(56,567)
Loss on bond extinguishment	—	(27,281)
Other (expense)/income, net	(5,235)	(5,415)

Loss before equity in net earnings of affiliated companies	$(81,510)	$(70,624)
Equity in net earnings of affiliated companies	31,880	29,497

Loss before taxes	$(49,630)	$(41,127)
Income tax benefit/(expense)	1,843	(1,136)

Net loss	$(47,787)	$(42,263)
Less: Net (income)/loss attributable to the noncontrolling interest	(3,704)	7,636

Net loss attributable to Navios Holdings common stockholders	$(51,491)	$(34,627)

Set forth below are selected historical and statistical data for the Drybulk Vessel Operations segment for each of the six month periods ended June 30, 2015 and 2014 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Six Month Period Ended June 30,
	2015	2014
	(unaudited)	(unaudited)
FLEET DATA
Available days	11,184	10,580
Operating days	11,077	10,555
Fleet utilization	99.0%	99.8%
Equivalent vessels	62	58
AVERAGE DAILY RESULTS
Time Charter Equivalents	$7,332	$12,389

During the six month period ended June 30, 2015, there were 604 more available days as compared to the same period in 2014, due to (i) an increase in available days for owned vessels by 149 days mainly due to the delivery of the Navios Ray in the second half of 2014 and Navios Gem in the second quarter of 2014, respectively; and (ii) an increase in charter-in fleet available days by 455 days.

The average TCE rate for the six month period ended June 30, 2015 was $7,332 per day, $5,057 per day lower than the rate achieved in the same period in 2014. This was due primarily to the decrease in the freight market during the first half of 2015 as compared to the same period in 2014.

Revenue: Revenue from drybulk vessel operations for the six months ended June 30, 2015 was $106.8 million as compared to $152.0 million for the same period during 2014. The decrease in drybulk revenue was mainly attributable to a decrease in the TCE rate per day by 40.8% to $7,332 per day in the first half of 2015. This decrease was partially mitigated by a net increase in available days of our fleet by 604 days.

Revenue from the logistics business was $131.3 million for the six months ended June 30, 2015 as compared to $115.6 million for the same period of 2014. This increase was mainly attributable to (i) an increase in sales of products in the liquid terminal as a result of higher volumes sold; (ii) an increase in products transported and rates charged in both the dry and the liquid port terminals; and (iii) an increase in the cabotage fleet’s operating days and higher time-charter rates achieved.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $0.9 million, or 13.4%, to $7.8 million for the six month period ended June 30, 2015, as compared to $6.9 million for the same period in 2014. See general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $13.1 million, or 11.4%, to $127.8 million for the six month period ended June 30, 2015, as compared to $114.7 million for the six month period ended June 30, 2014.

The time charter and voyage expenses from drybulk operations increased by $8.2 million, or 10.7%, to $85.7 million for the six month period ended June 30, 2015, as compared to $77.5 million for the six month period ended June 30, 2014. This was primarily due to (i) an increase in fuel expenses; and (ii) increased long term and short term charter-in days.

Of the total amounts of time charter, voyage and logistics business expenses for the six month periods ended June 30, 2015 and 2014, $42.1 million and $37.2 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses was mainly due to an increase in the volume of products sold in the liquid port in Paraguay, which was partially mitigated by a decrease in fuel expense relating to the barge business as a result of less voyages performed under COA contracts.

Direct Vessel Expenses: Direct vessel expenses increased by $4.4 million, or 7.1%, to $66.6 million for the six month period ended June 30, 2015, as compared to $62.2 million for the same period in 2014. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations decreased by $0.9 million, or 3.5%, to $25.6 million for the six month period ended June 30, 2015, as compared to $26.5 million for the six month period ended June 30, 2014. This decrease was mainly attributable to a decrease (i) in crew expenses; and (ii) in amortization of dry dock expenses.

Of the total amounts of direct vessel expenses for the six month periods ended June 30, 2015 and 2014, $41.0 million and $35.6 million, respectively, related to Navios Logistics. The increase in direct vessel expenses related to Navios Logistics was mainly attributable to an increase in the expenses of the cabotage business due to an increase (i) in the cabotage fleet’s available days and (ii) in crew costs. This increase was partially offset by a decrease in the direct vessel expenses of the barge business due to a decrease in repairs and maintenance costs.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $0.9 million, or 13.4%, to $7.8 million for the six month period ended June 30, 2015, as compared to $6.9 million for the same period in 2014. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings comprise of the following:

(in thousands of U.S. dollars)	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
Administrative fee revenue from affiliates	$(7,804)	$(6,881)
General and administrative expenses incurred on behalf of affiliates	7,804	6,881
General and administrative expenses	15,479	20,598

	Six Month Period Ended June 30, 2015	Six Month Period Ended June 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Drybulk Vessel Operations	$7,962	$12,950
Logistics Business	7,517	6,759

Sub-total	15,479	19,709
Credit risk insurance	—	889

General and administrative expenses	$15,479	$20,598

The decrease in general and administrative expenses by $5.1 million, or 24.8%, to $15.5 million for the six month period ended June 30, 2015, as compared to $20.6 million for the six month period ended June 30, 2014, was mainly attributable to (i) a $3.5 million decrease in payroll and other related costs; (ii) a $1.2 million decrease in professional, legal and audit fees; and (iii) $1.2 million decrease in other administrative expenses. The overall decrease was partially offset by a $0.8 million increase attributable to the logistics business mainly due to an increase in payroll and related expenses.

Depreciation and Amortization: For the six month period ended June 30, 2015, depreciation and amortization decreased by $2.8 million, or 5.5%, to $48.7 million, as compared to $51.5 million for the same period in 2014. The decrease was primarily due to a decrease in depreciation and amortization of drybulk vessels by $3.9 million, due to the early re-delivery of a vessel from its charterer and the subsequent write-off of its unfavorable lease and purchase option. The decrease was partially mitigated by an increase in depreciation and amortization of the logistics business of $1.1 million, mainly due to the depreciation of the three new pushboats and the 72 new dry barges acquired in 2014.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the six month period ended June 30, 2015 decreased by $0.6 million, or 1.2%, to $55.9 million, as compared to $56.5 million in the same period of 2014. This decrease was mainly due to (i) a $0.6 million decrease in interest expense and finance cost, attributable to the logistics business and (ii) a $0.3 million increase in interest income, attributable to the drybulk vessel operations. The decrease in interest expense and finance cost, net was partially mitigated by a $0.3 million increase in interest expense attributable to the drybulk vessel operations.

Other (Expense)/Income, Net: Other (expense)/income, net decreased by $0.2 million, or 3.3%, to $5.2 million of expense for the six month period ended June 30, 2015, as compared to $5.4 million of income for the same period in 2014. This decrease was due to a $3.0 million decrease in other expense, net of drybulk vessel operations partially mitigated by a $2.8 million increase in other expenses, net of the logistics business.

The decrease in other expense, net of drybulk vessels operations was mainly due to (i) a $11.6 million decrease in expense relating to the reclassification to earnings of available-for-sale securities for an other-than-temporary impairment during 2014; (ii) a $1.2 million decrease from foreign exchange differences; and (iii) a $1.0 million decrease in miscellaneous voyage and operating expenses. This decrease in other expenses, net was partially mitigated by (i) a $7.2 million decrease of income relating to the sale of a defaulted counterparty claim to an unrelated third party during 2014; and (ii) a $3.6 million decrease of income from the termination of the credit default insurance policy in 2014.

The increase in other expenses, net by $2.8 million related to the logistics business was mainly due to (i) higher other-than-income taxes; and (ii) a decrease in other income and foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $2.4 million, or 8.1%, to $31.9 million for the six month period ended June 30, 2015, as compared to $29.5 million for the same period in 2014. This increase was mainly due to a $4.7 million increase in investment income which was partially offset by a $2.3 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners. The $4.7 million increase in investment income was mainly due to a $22.3 million increase in investment income from Navios Acquisition, which was partially mitigated by a $17.6 million decrease in investment income from Navios Partners.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Related Party Transactions”).

Income Tax Benefit/( Expense): Income tax benefit for the six month period ended June 30, 2015 increased by $3.0 million, or 262.2%, to a $1.9 million benefit for the six month period ended June 30, 2015, as compared to a $1.1 million expense for the same period in 2014. The total change in income tax was mainly attributable to Navios Logistics due to the effect of the higher pretax losses in certain subsidiaries of the barge business.

Net (Income)/Loss Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $11.3 million to $3.7 million of income for the six month period ended June 30, 2015, as compared to $7.6 million of loss for the same period in 2014. This increase was attributable to logistics business net income for the six month period ended June 30, 2015, as compared to net loss the same period in 2014.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. Navios Holdings anticipates that cash on hand and internally generated cash flows will be sufficient to fund the operations of the drybulk vessel operations and the logistics businesses, including our present working capital requirements. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the six month periods ended June 30, 2015 and 2014.

	Six Month Period Ended June 30, 2015	Six Month Period Ended June 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$1,739	$40,492
Net cash used in investing activities	(18,176)	(128,069)
Net cash (used in)/ provided by financing activities	(50,753)	132,181

(Decrease)/increase in cash and cash equivalents	(67,190)	44,604
Cash and cash equivalents, beginning of year	247,556	187,831

Cash and cash equivalents, end of year	$180,366	$232,435

Cash provided by operating activities for the six month period ended June 30, 2015 as compared to the six month period ended June 30, 2014:

Net cash provided by operating activities decreased by $38.8 million to $1.7 million for the six month period ended June 30, 2015, as compared to $40.5 million for the six month period ended June 30, 2014. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $42.6 million gain for the six month period ended June 30, 2015, which consisted mainly of the following adjustments: $48.7 million of depreciation and amortization, $6.3 million of amortization of deferred drydock expenses, $2.1 million of amortization of deferred finance fees, and $1.5 million relating to share-based compensation. These adjustments were partially offset by a $14.2 million movement in earnings in affiliates net of dividends received and a $1.8 million movement in income taxes.

The net cash inflow resulting from the change in operating assets and liabilities of $7.0 million for the six month period ended June 30, 2015 resulted from a $13.5 million decrease in amounts due from affiliates, a $5.7 million decrease in inventories, a $10.4 million decrease in prepaid expenses and other assets, and a $33.9 million decrease in accounts receivable.

These were partially offset by $31.8 million decrease in accounts payable, a $15.9 million payment for drydock and special survey costs, a $6.1 million decrease in deferred income and a $2.7 million decrease in other long term liabilities.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $68.9 million gain for the six month period ended June 30, 2014, which consisted mainly of the following adjustments: $51.5 million of depreciation and amortization, $5.7 million of amortization of deferred drydock expenses, $1.7 million of amortization of deferred finance fees, $2.0 million relating to share-based compensation, a $0.5 million provision for losses on accounts receivable, $11.5 million reclassification to earnings of available-for-sale securities for an other-than-temporary impairment, $4.8 million of expenses related to Navios Logistics’ bond extinguishment, and a $1.1 million movement in income taxes. These adjustments were partially offset by a $9.9 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $13.9 million for the six month period ended June 30, 2014 resulted from a $35.9 million increase in accrued expenses and a $17.7 million increase in accounts payable. These were partially offset by a $13.8 million increase in accounts receivable, a $4.7 million payment for drydock and special survey costs, a $5.3 million increase in prepaid expenses and other assets, a $10.3 million increase in amounts due from affiliates, a $2.8 million decrease in deferred income and a $2.8 million decrease in other long term liabilities.

Cash used in investing activities for the six month period ended June 30, 2015 as compared to the six month period ended June 30, 2014:

Cash used in investing activities was $18.2 million for the six month period ended June 30, 2015, as compared to $128.1 million for the same period in 2014.

Cash used in investing activities for the six months ended June 30, 2015 was the result of (i) $16.2 million in payments for the acquisition of common units and general partner units following Navios Partners’ offering in February 2015; (ii) $2.2 million in payments relating to deposits for the acquisition of two bulk carrier vessels scheduled for delivery in the first quarter of 2016; (iii) a $3.3 million loan to Navios Europe II; (iv) $0.1 million of payments in other fixed assets; (v) $4.3 million investment in Navios Europe II; and (vi) $8.9 million of payments relating to amounts paid by Navios Logistics as follows: (a) $1.0 million in payments for the transportation and other acquisition costs of new dry barges, (b) $2.0 million in payments for the expansion of the dry port terminal, (c) $2.8 million in payments for the construction of the three new pushboats and (d) $3.1 million in payments for the purchase of other fixed assets. The above was partially offset by (i) $7.3 million in dividends received from Navios Acquisition; and (ii) $9.5 million loan repayment from Navios Acquisition.

Cash used in investing activities for the six months ended June 30, 2014 was the result of (i) $2.2 million in payments for the acquisition of Navios G.P. LLC (“General Partner”) units following Navios Partners’ offering; (ii) $17.3 million in payments relating to deposits for the acquisition of two bulk carrier vessels scheduled for delivery in the fourth quarter of 2015; (iii) $2.3 million in payments relating to the Navios Acquisition loan; (iv) a $2.8 million loan to Navios Europe; (v) $71.9 million in payments for the acquisition of the N Bonanza and the Navios Gem in January and June 2014, respectively; (vi) $0.2 million of payments in other fixed assets; and (vii) $38.7 million of payments relating to amounts paid by Navios Logistics as follows: (a) $4.4 million for the construction of three new pushboats; (b) $3.6 million for the acquisition and transportation of three pushboats; (c) $27.4 million for the construction of new dry barges; (d) $0.8 million in payments for the construction of a new conveyor belt in Nueva Palmira; and (e) $2.5 million for the purchase of other fixed assets. The above was partially offset by $7.3 million in dividends received from Navios Acquisition.

Cash used in financing activities for the six month period ended June 30, 2015 as compared to cash provided by financing activities for the six month period ended June 30, 2014:

Cash used in financing activities was $50.8 million for the six month period ended June 30, 2015, compared to $132.2 million for the same period of 2014.

Cash used in financing activities for the six months ended June 30, 2015 was the result of (i) $31.0 million of payments performed in connection with the Company’s outstanding indebtedness, of which $24.1 million related to installments for the year 2015 and the remaining $6.9 million to installments for the year 2016; (ii) $0.7 million relating to payments for capital lease obligations; and (iii) $20.7 million of dividends paid to the Company’s stockholders. This was partially offset by a $1.6 million movement in restricted cash relating to loan repayments.

Cash provided by financing activities for the six months ended June 30, 2014 was the result of (i) $47.9 million in net proceeds following the sale of the Series G on January 28, 2014; (ii) a $3.5 million contribution of noncontrolling shareholders for the acquisition of the N Bonanza; (iii) $0.6 million in proceeds from the exercise of options to purchase common stock; (iv) $40.4 million of loan proceeds (net of $0.9 million finance fees) for financing the acquisition of the N Bonanza and the Navios Gem; and (v) $365.7 million of proceeds from the issuance of the 2022 Logistics Senior Notes in April 2014 (net of $9.3 million finance fees). This was partially offset by: (i) $9.6 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) a $290.0 million repayment of the 2019 Logistics Senior Notes (as defined herein); (iii) $14.4 million of dividends paid to the Company’s stockholders; (iv) $10.9 million paid for the acquisition of the noncontrolling interest of Navios Asia; (v) $0.5 million relating to payments for capital lease obligations; and (vi) a $0.5 million movement in restricted cash relating to loan repayments.

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings common stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	June 30, 2015	June 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$2,096	$10,940
Net increase in operating assets	19,691	29,695
Net increase in operating liabilities	(28,919)	(37,125)
Net interest cost	27,838	28,521
Deferred finance charges	(1,046)	(845)
Expenses related to Navios Logistics bond extinguishment	—	(4,786)
Provision for losses on accounts receivable	56	(308)
Equity in affiliates, net of dividends received	9,109	(1,774)
Payments for drydock and special survey	7,285	2,003
Noncontrolling interest	(3,405)	7,713
Reclassification to earnings of available-for-sale securities	—	(11,553)

Adjusted EBITDA	$32,705	$22,481

	Six Months Ended
	June 30, 2015	June 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$1,739	$40,492
Net (increase)/decreasein operating assets	(12,247)	29,347
Net increase in operating liabilities	(10,632)	(47,928)
Net interest cost	55,876	56,567
Deferred finance charges	(2,155)	(1,736)
Expenses related to Navios Logistics bond extinguishment	—	(4,786)
Provision for losses on accounts receivable	(9)	(489)
Equity in affiliates, net of dividends received	14,162	9,984
Payments for drydock and special survey	15,916	4,727
Noncontrolling interest	(3,704)	7,636
Reclassification to earnings of available-for-sale securities	—	(11,553)

Adjusted EBITDA	$58,946	$82,261

Adjusted EBITDA for the three months ended June 30, 2015 was $32.7 million as compared to $22.5 million for the same period in 2014. The $10.2 million increase in Adjusted EBITDA was primarily due to (i) a $27.3 million decrease in loss on bond extinguishment; (ii) a $4.2 million decrease in other expenses; (iii) a $0.6 million decrease in general and administrative expenses (excluding share-based compensation expenses); (vi) a $5.6 million decrease in time charter, voyage and logistics business expenses; and (v) a $10.9 million increase in equity in net earnings from affiliated companies. This overall increase of $48.6 million was mitigated by (i) a $25.6 million decrease in revenue; (ii) a $1.6 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (iii) a $11.2 million increase in net income attributable to the noncontrolling interest.

Adjusted EBITDA for the six months ended June 30, 2015 was $58.9 million as compared to $82.3 million for the same period in 2014. The $23.4 million decrease in Adjusted EBITDA was primarily due to (i) a $29.5 million decrease in revenue; (ii) a $13.1 million increase in time charter, voyage and logistics business expenses; (iii) a $3.9 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (iv) a $11.4 million increase in net income attributable to the noncontrolling interest. This overall decrease of $57.9 million was mitigated by (i) a $27.3 million decrease in loss on bond extinguishment; (ii) a $4.6 million decrease in general and administrative expenses (excluding share-based compensation expenses); (iii) a $2.4 million increase in equity in net earnings from affiliated companies; and (iv) a $0.2 million decrease in other expense, net.

Long-Term Debt Obligations and Credit Arrangements

Secured credit facilities

As of June 30, 2015, the Company had secured credit facilities with various banks with a total outstanding balance of $238.6 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

As of June 30, 2015, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ then-outstanding 9.5% Senior Notes due 2014 and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of June 30, 2015.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the 2017 Notes; and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of June 30, 2015.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly- owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) completed the sale of $375.0 million in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of

105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of June 30, 2015.

During the six month period ended June 30, 2015, the Company, in relation to its secured credit facilities, paid $31.0 million, of which $24.1 million related to installments for the year 2015 and the remaining $6.9 million to installments for the year 2016.

The annualized weighted average interest rates of the Company’s total borrowings were 7.08% and 7.13% for the three month periods ended June 30, 2015 and 2014, respectively, and 7.04% and 7.28% for the six month periods ended June 30, 2015 and 2014, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2015, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
June 30, 2016	$8.9
June 30, 2017	21.1
June 30, 2018	24.6
June 30, 2019	417.1
June 30, 2020	53.9
June 30, 2021 and thereafter	1,088.0

Total	$1,613.6

Contractual Obligations:

	June 30, 2015
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt(1)	$1,613.6	$8.9	$45.7	$471.0	$1,088.0
Operating Lease Obligations (Time Charters) for vessels in operation (2)	454.1	90.1	145.4	118.3	100.3
Operating Lease Obligations (Time Charters) for vessels to be delivered (4)	202.3	1.8	41.0	46.7	112.8
Operating Lease Obligations Push Boats and Barges	0.2	0.2	—	—	—
Capital Lease Obligations	21.5	2.9	4.8	13.8	—
Dry vessel deposits(3)	62.9	62.9	—	—	—
Navios Logistics contractual payments(4)	27.5	27.5	—	—	—
Rent Obligations(5)	10.4	3.2	5.5	1.7	—

Total	$2,392.5	$197.5	$242.4	$651.5	$1301.1

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes, the 2022 Notes, and the 2022 Logistics Senior Notes. The expected interest payments are; $111.2 million (less than 1 year), $220.4 million (1-3 years), $175.6 million (3-5 years) and $130.9 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of June 30, 2015, timing of scheduled payments and the term of the debt obligations.
(2)	Approximately 39% of the time charter payments included above are estimated to relate to operational costs for these vessels.
(3)	Future remaining contractual deposits are for two newbuilding owned vessels, which are expected to be delivered in the first quarter of 2016.
(4)	Navios Logistics’ future remaining contractual payments for the acquisition of three new pushboats and chartered-in fleet consisting of one pushboat and three liquid barges, the payment of the deferred considerations for the acquisition of two companies who hold the right to occupy approximately 53 acres of land located in the Nueva Palmira free zone in Uruguay and the payment for design works in its dry port facility.
(5)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires in 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires in June 2018. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices, pursuant to a lease that expires in 2019. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview – Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC.

Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of June 30, 2015, Navios Holding’s portion of the undrawn amount relating to the Navios Revolving Loans I was $4.3 million.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans of up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of June 30, 2015, Navios Holding’s portion of the undrawn amount relating to the Navios Revolving Loans II was $15.0 million. As of June 30, 2015, the amount undrawn from the Navios Term Loans II was $5.0 million, of which Navios Holdings was committed to fund $2.4 million.

Working Capital Position

On June 30, 2015, Navios Holdings’ current assets totaled $291.5 million, while current liabilities totaled $150.8 million, resulting in a positive working capital position of $140.7 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2015 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position through June 30, 2016.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31.8 million and $52.0 million and are scheduled for delivery in the first quarter of 2016, respectively. Through the six month period ended June 30, 2015, Navios Holdings paid deposits for both vessels totaling $24.3 million.

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17.6 million, of which $2.9 million was paid from the Company’s cash, $3.5 million from the noncontrolling shareholders’ cash and $11.2 million was financed through a loan.

On February 11, 2014, the Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.6 million for each pushboat. As of June 30, 2015, the Company had paid $9.4 million for the construction of the new pushboats which are expected to be delivered in the first quarter of 2016.

On June 30, 2015, the Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, each at the end of the extended period. As of June 30, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the six month period ended June 30, 2015 were $0.7 million.

On June 4, 2014, Navios Holdings took delivery of the Navios Gem, a 2014-built 181,336 dwt capesize vessel for a purchase price of $54.2 million, of which $24.2 million was paid in cash and $30.0 million was financed through a loan.

As of June 30, 2015, Navios Logistics had paid $18.3 million relating to the expansion of its dry port terminal in Uruguay.

Dividend Policy

Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on August 17, 2015, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock, with respect to the second quarter of 2015, payable on September 25, 2015 to stockholders of record as of September 18, 2015. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.

Concentration of Credit Risk

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the six months ended June 30, 2015 only one customer accounted for more than 10% of the Company’s revenue whereas for the same period in 2014 no customer accounted for more than 10% of the Company’s revenue.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels, barges and pushboats are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule above. As of June 30, 2015, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In November 2012 (as amended to update for charters in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2015, no claims had been submitted to Navios Holdings.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a materials adverse effect on the Company’s financial position, results of operations or liquidity.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2016.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.9 million (approximately $1.1 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. During both the three and six month periods ended June 30, 2015 and 2014, the Company received dividends of $0 and $0.3 million, respectively. Included in the trade accounts payable at both June 30, 2015 and December 31, 2014 was an amount due to Acropolis of $0.1 million.

Vessels charter hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners received 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings. On July 2, 2015, Navios Prosperity was redelivered to the owners.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year, at a net daily rate of $12.0 plus profit sharing, with two six-month extension options granted to the Company. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11.0 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately another six months and in January 2015, the Company extended this charter for approximately one year at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In February 2015, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately twelve months at a daily rate of $11.4 net per day plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months at a net daily rate of $7.6 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks. The terms of this charter is approximately at a net daily rate of $12.5 plus 50% profit sharing on actual results at the end of the charter period. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In April 2015, the Company chartered-in from Navios Partners the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12.0 plus 50% profit sharing on actual results at the end of the charter period. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

Total charter hire expense for all vessels for the three month periods ended June 30, 2015 and 2014 were $8.8 million and $6.4 million, respectively, and for the six month periods ended June 30, 2015 and 2014 were $14.9 million and $12.8 million, respectively, and were included in the statement of comprehensive loss under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. The daily fees were $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended June 30, 2015 and 2014 amounted to $14.1 million and $12.2 million, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $27.5 million and $24.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily rate to $9.5 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended June 30, 2015 and 2014 amounted to $24.3 million and $23.8 million, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $48.3 million and $46.1 million, respectively, and are presented net under the caption “Direct vessel expenses”. As of June 30, 2015 there was no balance outstanding.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended June 30, 2015 and 2014 amounted to $5.0 million and $4.9 million, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $10.2 million and $9.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended June 30, 2015 and 2014 amounted to $3.7 million and $0, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $7.1 million and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three and six month periods ended June 30, 2015 and 2014 amounted to $0.4 million and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: Contemporaneously with the Insurance Restructuring, in November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2015, no claims had been submitted to Navios Holdings.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for both the three month periods ended June 30, 2015 and 2014 amounted to $1.5 million and for the six month periods ended June 30, 2015 and 2014 amounted to $3.1 million and $3.0 million, respectively.

On May 28, 2010, Navios Holdings entered into an administrative services agreement with Navios Acquisition pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition. In May 2014, Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition, until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2015 and 2014 amounted to $1.9 million and $1.8 million, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $3.9 million and $3.5 million, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for both the three month periods ended June 30, 2015 and 2014 amounted to $0.2 million, and for both the six month periods ended June 30, 2015 and 2014 amounted to $0.4 million each. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for both the three month periods ended June 30, 2015 and 2014 amounted to $0.2 million each and for both the six month periods ended June 30, 2015 and 2014 amounted to $0.4 million each.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended June 30, 2015 and 2014 amounted to $0.2 million and $0, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $0.4 million and $0, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and six month periods ended June 30, 2015 was less than $0.1 million, respectively.

Balance due from affiliates (excluding Navios Europe I & Navios Europe II): Balance due from affiliates as of June 30, 2015 amounted to $17.1 million (December 31, 2014: $33.4 million) which included the current amounts due from Navios Partners, Navios Acquisition and Navios Midstream, which were $16.2 million (December 31, 2014: $1.6 million), $1.0 million (December 31, 2014: $22.1 million) and $0 (December 31, 2014: $0.1 million), respectively, and the non-current amount of $0 (December 31, 2014: $9.6 million) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Balance due to affiliates (excluding Navios Europe I & Navios Europe II) as of June 30, 2015 amounted to $3.8 million (December 31, 2014: $0) which included the current amounts due to Navios Midstream. The balance mainly consisted of management fees.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Midstream GP LLC, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Navios Maritime Midstream GP LLC and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of June 30, 2015, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2015 and December 31, 2014, the unamortized deferred gain for all vessels and rights sold totaled $14.8 million and $16.3 million, respectively, and for both the three month periods ended June 30, 2015 and 2014, Navios Holdings recognized $0.7 million each, of the deferred gain in “Equity in net earnings of affiliated companies”. For the six months ended June 30, 2015 and 2014, Navios Holdings recognized $1.5 million and $3.8 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 13 in the condensed notes to the condensed consolidated financial statements included herein for more on Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.1% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Acquisition Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings in 2010 which was amended in 2010, 2011 and 2014, and matures in December 2015. The facility is available for multiple drawings up to a limit of $40.0 million and has an interest rate of LIBOR plus 300 basis points. As of June 30, 2015 and December 31, 2014, there was no outstanding amount under this facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200.0 million for general corporate purposes. The facility provided for an arrangement fee of $4.0 million, bared a fixed interest of 600 bps and matured on December 29, 2014.

The Navios Partners Credit facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility has an interest rate of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of June 30, 2015, there was no outstanding amount under this facility.

Balance due from / (to) Navios Europe I: Balance due from Navios Europe I as of June 30, 2015, amounted to $0.9 million (December 31, 2014: $4.1 million), which included the current amount payable of $0.1 million (current amount receivable from Navios Europe I as of December 31, 2014: $3.4 million), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $1.0 million (December 31, 2014: $0.7 million) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2015, the outstanding amount relating to the Navios Revolving Loans I capital was $7.1 million (December 31, 2014: $7.1 million), under the caption “Loan receivable from affiliate companies.” As of June 30, 2015, the amount undrawn from the Revolving Loans I was $9.1 million, of which Navios Holdings is committed to fund $4.3 million.

Balance due from Navios Europe II: Balance from Navios Europe II as of June 30, 2015, amounted to $0.7 million (December 31, 2014: $0), which included the current amounts of $0.7 million (December 31, 2014: $0), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2015, the outstanding amount relating to the Navios Revolving Loans II capital is $3.3 million (December 31, 2014: $0), under the caption “Loan receivable from affiliate companies.” As of June 30, 2015, the amount undrawn from the Revolving Loans II was $31.6 million, of which Navios Holdings is committed to fund $15.0 million. As of June 30, 2015, the amount undrawn from the Navios Term Loans II was $5.0 million, of which Navios Holdings was committed to fund $2.4 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On June 30, 2015 and December 31, 2014, Navios Holdings had a total of $1,613.6 million and $1,644.6 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes and the 2022 Logistics Senior Notes and one Navios Logistics’ loan discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their related interest expense. As of June 30, 2015, the outstanding amount of the Company’s floating rate loan facilities was $238.6 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan is fixed and, therefore, changes in interest rates affect their fair value, which as of June 30, 2015 was $1,207.1 million, but do not affect the related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the six months ended June 30, 2015 by $1.2 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 67.3% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2015 would change net income by approximately $0.7 million for the six months ended June 30, 2015.

Critical Accounting Policies

The Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, Korean Line Corporation and Pan Ocean Co. Ltd for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. If the fair value of our equity method investments continues to remain below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

As of June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore recognized a loss of $11.5 million out of accumulated other comprehensive loss. The respective loss was included in other (expense)/income, net in the accompanying consolidated statement of comprehensive loss.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330 – Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on Navios Holdings’s results of operations, financial position or cash flows.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered variable interest entities (“VIEs”), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Holdings were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Holdings plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one year deferral of the effective date for the new revenue standard. The standard willbe effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Navios Holdings is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	June 30, 2015 (unaudited)	December 31, 2014 (unaudited)
ASSETS
Current assets
Cash and cash equivalents		$180,366	$247,556
Restricted cash		906	2,564
Accounts receivable, net		50,981	85,581
Due from affiliate companies	8	17,799	27,196
Inventories		26,846	32,521
Prepaid expenses and other current assets		14,628	21,713

Total current assets		291,526	417,131

Deposits for vessels, port terminals and other fixed assets	3	51,990	45,365
Vessels, port terminals and other fixed assets, net	3	1,869,694	1,911,143
Other long-term assets		42,059	35,660
Long-term receivable from affiliate companies	8	—	9,625
Loan receivable from affiliate companies	8	11,464	7,791
Investments in affiliates	8,13	371,405	344,453
Investments in available-for-sale securities	13	6,261	6,701
Intangible assets other than goodwill	4	180,449	189,492
Goodwill		160,336	160,336

Total non-current assets		2,693,658	2,710,566

Total assets		$2,985,184	$3,127,697

LIABILITIES AND STOCKHOLDERS’EQUITY
Current liabilities
Accounts payable		$34,773	$53,837
Accrued expenses and other liabilities		94,815	107,320
Deferred income and cash received in advance	8	6,336	12,445
Due to affiliate companies	8	3,930	—
Current portion of capital lease obligations		2,886	1,449
Current portion of long-term debt, net	5	8,100	23,283

Total current liabilities		150,840	198,334

Senior and ship mortgage notes, net	5	1,349,023	1,347,316
Long-term debt, net of current portion	5	226,900	242,291
Capital lease obligations, net of current portion		18,555	20,911
Unfavorable lease terms	4	14,756	22,141
Other long-term liabilities and deferred income	8	14,874	17,459
Deferred tax liability		11,364	12,735

Total non-current liabilities		1,635,472	1,662,853

Total liabilities		1,786,312	1,861,187

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 74,229 and 75,069 issued and outstanding as of June 30, 2015 and December 31, 2014, respectively.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 107,835,547 and 105,831,718 issued and outstanding as of June 30, 2015 and December 31, 2014, respectively.	9	11	11
Additional paid-in capital		722,911	721,465
Accumulated other comprehensive loss		(1,069)	(578)
Retained earnings		359,768	432,065

Total Navios Holdings’ stockholders’ equity		1,081,621	1,152,963

Noncontrolling interest		117,251	113,547

Total stockholders’ equity		1,198,872	1,266,510

Total liabilities and stockholders’ equity		$2,985,184	$3,127,697

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars — except share and per share data)

		Three Month	Three Month	Six Month	Six Month
		Period Ended	Period Ended	Period Ended	Period Ended
	Note	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	11	$119,839	$145,408	$238,119	$267,599
Administrative fee revenue from affiliates	8	3,882	3,502	7,804	6,881
Time charter, voyage and logistics business expenses	8	(57,856)	(63,514)	(127,790)	(114,692)
Direct vessel expenses	8	(35,748)	(33,840)	(66,565)	(62,168)
General and administrative expenses incurred on behalf of affiliates	8	(3,882)	(3,502)	(7,804)	(6,881)
General and administrative expenses	8	(8,668)	(9,567)	(15,479)	(20,598)
Depreciation and amortization	3,4	(27,479)	(25,828)	(48,684)	(51,502)
Interest expense and finance cost, net		(27,838)	(28,521)	(55,876)	(56,567)
Loss on bond extinguishment	5	—	(27,281)	—	(27,281)
Other (expense)/income, net	10,13	(3,321)	(7,481)	(5,235)	(5,415)

Loss before equity in net earnings of affiliated companies		(41,071)	(50,624)	(81,510)	(70,624)
Equity in net earnings of affiliated companies	13	17,968	7,079	31,880	29,497

Loss before taxes		$(23,103)	$(43,545)	$(49,630)	$(41,127)
Income tax benefit/(expense)		1,695	(848)	1,843	(1,136)

Net loss		(21,408)	(44,393)	(47,787)	(42,263)
Less: Net (income) /loss attributable to the noncontrolling interest		(3,405)	7,713	(3,704)	7,636

Net loss attributable to Navios Holdings common stockholders		$(24,813)	$(36,680)	$(51,491)	$(34,627)

Loss attributable to Navios Holdings common stockholders, basic	12	$(28,906)	$(38,253)	$(59,657)	$(37,427)

Loss attributable to Navios Holdings common stockholders, diluted	12	$(28,906)	$(38,253)	$(59,657)	$(37,427)

Basic loss per share attributable to Navios Holdings common stockholders		$(0.27)	$(0.37)	$(0.57)	$(0.36)

Weighted average number of shares, basic	12	105,401,820	102,947,944	105,251,590	102,718,368

Diluted loss per share attributable to Navios Holdings common stockholders		$(0.27)	$(0.37)	$(0.57)	$(0.36)

Weighted average number of shares, diluted	12	105,401,820	102,947,944	105,251,590	102,718,368

Other Comprehensive (loss)/income
Unrealized holding (loss)/income on investments in available-for-sale securities	13	$(213)	$758	$(491)	$(381)
Reclassification to earnings	13	—	11,553	—	11,553

Total other comprehensive (loss)/income		$(213)	$12,311	$(491)	$11,172

Total comprehensive loss		$(21,621)	$(32,082)	$(48,278)	$(31,091)
Comprehensive (income)/loss attributable to the noncontrolling interest		(3,405)	7,713	(3,704)	7,636

Total comprehensive loss attributable to Navios Holdings common stockholders		$(25,026)	$(24,369)	$(51,982)	$(23,455)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

		Six Month	Six Month
		Period Ended	Period Ended
	Note	June 30, 2015	June 30, 2014
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(47,787)	$(42,263)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		42,564	68,901
Decrease/(increase) in operating assets		59,508	(29,347)
(Decrease)/Increase in operating liabilities		(36,630)	47,928
Payments for drydock and special survey costs		(15,916)	(4,727)

Net cash provided by operating activities		1,739	40,492

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	(20,471)	(2,233)
Acquisition of vessels	3	—	(71,862)
Deposits for vessels, port terminals and other fixed assets acquisition	3	(6,625)	(26,845)
Dividends from affiliate companies	2, 13	7,298	7,298
Loan to affiliate company		(3,289)	(2,831)
Decrease/ (Increase) in long-term receivable from affiliate companies	8	9,488	(2,263)
Purchase of property, equipment and other fixed assets	3	(4,577)	(29,333)

Net cash used in investing activities		(18,176)	(128,069)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	5	(31,022)	(9,631)
Repayment of senior notes	5	—	(290,000)
Proceeds from long-term loans, net of deferred finance fees	5	—	40,385
Proceeds from issuance of senior notes including premium, net of debt issuance costs	5	—	365,732
Dividends paid		(20,644)	(14,351)
Issuance of common stock	9	—	638
Payments of obligations under capital leases		(709)	(565)
Proceeds from issuance of preferred stock	9	—	47,847
Acquisition of noncontrolling interest	1	—	(10,889)
Contribution from noncontrolling shareholders		—	3,484
Decrease/(increase) in restricted cash		1,622	(469)

Net cash (used in)/ provided by financing activities		(50,753)	132,181

(Decrease)/increase in cash and cash equivalents		(67,190)	44,604

Cash and cash equivalents, beginning of period		247,556	187,831

Cash and cash equivalents, end of period		$180,366	$232,435

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$54,636	$30,957
Cash paid for income taxes		$29	$669
Non-cash investing and financing activities
Dividends payable		$162	$913
Accrued interest on loan receivable from affiliate company		$383	$331
Purchase of property, equipment and other fixed assets		$(1,211)	$(950)
Revaluation of vessels due to restructuring of capital lease obligation		$210	—
Decrease in capital lease obligation due to restructuring		$(210)	—

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2013	8,479	$—	104,261,029	$10	$552,778	$524,079	$(11,172)	$1,065,695	$123,640	$1,189,335
Net loss	—	—	—	—	—	(34,627)	—	(34,627)	(7,636)	(42,263)
Total other comprehensive income	—	—	—	—	—	—	11,172	11,172	—	11,172
Issuance of preferred stock, net of expenses (Note 9)	20,000	—	—	—	47,847	—	—	47,847	—	47,847
Conversion of preferred stock to common stock	(561)	—	561,000	1	—	—	—	1	—	1
Contribution from noncotrolling shareholders	—	—	—	—	—	—	—	—	3,484	3,484
Acquisition of noncontrolling interest (Note 2)	—	—	—	—	(3,173)	—	—	(3,173)	(7,716)	(10,889)
Stock-based compensation expenses	—	—	166,959	—	2,618	—	—	2,618	—	2,618
Cancellation of shares	—	—	(4,625)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(15,264)	—	(15,264)	—	(15,264)

Balance June 30, 2014 (unaudited)	27,918	$—	104,984,363	$11	$600,070	$474,188	$—	$1,074,269	$111,772	$1,186,041

Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510
Net loss	—	—	—	—	—	(51,491)	—	(51,491)	3,704	(47,787)
Total other comprehensive loss	—	—	—	—	—	—	(491)	(491)	—	(491)
Conversion of preferred stock to common stock (Note 9)	(840)	—	840,000	—	—	—	—	—	—	—
Stock-based compensation expenses	—	—	1,166,052	—	1,446	—	—	1,446	—	1,446
Cancellation of shares	—	—	(2,223)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(20,806)	—	(20,806)	—	(20,806)

Balance June 30, 2015 (unaudited)	74,229	$—	107,835,547	$11	$722,911	$359,768	$(1,069)	$1,081,621	$117,251	$1,198,872

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of June 30, 2015, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of June 30, 2015, Navios Holdings owned a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of June 30, 2015, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 42.9% and its economic interest was 46.1%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of June 30, 2015, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated statements of financial positions, statements of stockholders’ equity, statements of comprehensive income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2014 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

The company has revised its classification of administrative fee revenue from affiliates to appropriately record such amounts as revenues in the condensed consolidated statements of comprehensive loss. The impact of the revision, which management determined was not material to the financial statements, was to separately present administrative fee revenue from affiliates of $3,502 and $6,881 in the three and six month periods ended June 30, 2014, respectively, and to separately present an equal amount related to general and administrative expenses incurred on behalf of affiliates during the same periods.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted the guidance codified in ASU 2015-03 “Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The Company elected to adopt early the requirements of ASU 2015-03 effective beginning the first quarter ended March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the statements of comprehensive income, or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the Company’s consolidated balance sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $31,692, with a corresponding decrease of $30,789 in Long-term debt, net and Total non-current liabilities and a decrease of $903 in Current portion of long-term debt, net and Total current liabilities.

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned and Navios Asia LLC (“Navios Asia”), which was 51.0%, owned until May 2014, when Navios Holdings became the sole shareholder by acquiring the remaining 49.0% noncontrolling interest.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of June 30, 2015 was 20.1%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of June 30, 2015 was 46.1%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of June 30, 2015 was 35.0%); (iv) Navios Europe I and Navios Europe II and their subsidiaries (economic interest as of June 30, 2015 was 47.5% in each).

(c)	Recent Accounting Pronouncements:

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330 – Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on Navios Holdings’s results of operations, financial position or cash flows.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered variable interest entities (“VIEs”), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Holdings were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Holdings plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Navios Holdings is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$2,425,931	$(514,788)	$1,911,143
Additions	5,788	(47,027)	(41,239)
Restructure of capital lease	(210)	—	(210)

Balance June 30, 2015	$2,431,509	$(561,815)	$1,869,694

Deposits for Vessel, Port Terminal and Other Fixed Assets Acquisitions

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 deadweight tons (“dwt”) Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31,800 and $52,000, respectively, and are scheduled for delivery in the first quarter of 2016. As of June 30, 2015, Navios Holdings paid deposits for both vessels totaling $24,290.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. As of June 30, 2015 and December 31, 2014, Navios Logistics had paid $9,376 and $6,920, respectively, for the construction of the new pushboats which are expected to be delivered in the first quarter of 2016.

As of June 30, 2015, and December 31, 2014, Navios Logistics had paid $18,324 and $16,305, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $3,587 and $1,851, as of June 30, 2015 and December 31, 2014, respectively.

Vessel Acquisitions

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17,634, of which $2,900 was paid from the Company’s cash, $3,484 from the noncontrolling shareholders’ cash and $11,250 was financed through a loan.

On June 4, 2014, Navios Holdings took delivery of the Navios Gem, a 2014-built 181,336 dwt capesize vessel for a purchase price of $54,368, of which $24,368 was paid in cash and $30,000 was financed through a loan.

Navios Logistics

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, each at the end of the extended period. As of June 30, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the six months ended June 30, 2015 and 2014 for both vessels were $710 and $565, respectively.

On October 8, 2013, Navios Logistics exercised the option for the construction of additional 36 dry barges, based on the same terms of the initial agreement, which were delivered in the third quarter of 2014. During the six month period ended June 30, 2015, the Company paid $800, representing transportation and other acquisition costs.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

	June 30, 2015	December 31, 2014
Intangible assets
Acquisition Cost (*)	$344,906	$347,241
Accumulated amortization (*)	(164,457)	(157,749)

Total Intangible assets net book value	180,449	189,492

Unfavorable lease terms
Acquisition Cost (**)	(56,420)	(121,028)
Accumulated amortization	35,727	98,887
Write offs (**)	5,937	—

Unfavorable lease terms net book value	(14,756)	(22,141)

Total Intangibles net book value	$165,693	$167,351

(*)	As of June 30, 2015 and December 31, 2014, intangible assets associated with favorable lease terms included an amount of $21,782 related to purchase options for the vessels. During the six months ended June 30, 2015, $2,335 of favorable lease terms was written-off.
(**)	As of June 30, 2015, the intangible liability associated with the unfavorable lease terms included an amount of $5,567 related to current purchase options held by third parties. During the six months ended June 30, 2015, $5,937 of unfavorable lease terms was written-off. During the six months ended June 30, 2015, acquisition cost and accumulated amortization of $64,608, of fully amortized unfavorable lease terms were written off.

Amortization expense, net for the three month periods ended June 30, 2015 and 2014 amounted to $3,887and $3,632, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $1,657 and $7,252, respectively.

The remaining aggregate amortization of acquired intangibles as of June 30, 2015 will be as follows:

Period
Year One	$16,198
Year Two	16,315
Year Three	7,906
Year Four	5,588
Year Five	5,595
Thereafter	97,876

Total	$149,478

NOTE 5: BORROWINGS

Borrowings, as of June 30, 2015 and December 31, 2014, consisted of the following:

Facility	June 30, 2015	December 31, 2014
Secured credit facilities	$238,134	$269,123
2019 Notes	350,000	350,000
2022 Notes	650,000	650,000
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans	425	459

Total borrowings	1,613,559	1,644,582
Less: current portion, net	(8,100)	(23,283)
Less: deferred finance costs, net	(29,536)	(31,692)

Total long-term borrowings	$1,575,923	$1,589,607

Secured Credit Facilities

As of June 30, 2015, the Company had secured credit facilities with various banks with a total outstanding balance of $238,559. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

As of June 30, 2015, the Company was in compliance with all of the covenants under each of its credit facilities.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ then-outstanding 9.5% Senior Notes due 2014 and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of June 30, 2015.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the 2017 Notes; and (ii) to repay in full indebtedness of $123,257 relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of June 30, 2015.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly- owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) completed the sale of $375,000 in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The effect of this transaction was the recognition of a $27,281 loss in the consolidated statement of comprehensive loss under “Loss on bond extinguishment”, The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of June 30, 2015.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the six month period ended June 30, 2015, the Company, in relation to its secured credit facilities, paid $30,987, of which $24,117 related to installments for the year 2015 and the remaining $6,870 to installments for the year 2016.

The annualized weighted average interest rates of the Company’s total borrowings were 7.08% and 7.13% for the three month periods ended June 30, 2015 and 2014, respectively, and 7.04% and 7.28% for the six month periods ended June 30, 2015 and 2014, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2015, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
June 30, 2016	$8,880
June 30, 2017	21,126
June 30, 2018	24,561
June 30, 2019	417,055
June 30, 2020	53,923
June 30, 2021 and thereafter	1,088,014

Total	$1,613,559

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Long-term receivable from affiliate companies: The carrying amount of the floating rate receivable approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive income/(loss).

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$180,366	$180,366	$247,556	$247,556
Restricted cash	$906	$906	$2,564	$2,564
Investments in available-for-sale-securities	$6,261	$6,261	$6,701	$6,701
Loan receivable from affiliate companies	$11,464	$11,464	$7,791	$7,791
Long-term receivable from affiliate companies	$—	$—	$9,625	$9,625
Capital lease obligations, including current portion	$(21,441)	$(21,441)	$(22,360)	$(22,360)
Senior and ship mortgage notes, net	$(1,349,023)	$(1,206,689)	$(1,347,316)	$(1,300,021)
Long-term debt, including current portion	$(235,000)	$(238,560)	$(265,574)	$(269,582)

The following tables set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2015
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$6,261	$6,261	$—	$—

Total	$6,261	$6,261	$—	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of December 31, 2014
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$6,701	$6,701	$—	$—

Total	$6,701	$6,701	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at June 30, 2015
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$180,366	$180,366	$—	$—
Restricted cash	$906	$906	$—	$—
Loan receivable from affiliate companies(2)	$11,464	$—	$11,464	$—
Senior and ship mortgage notes	$(1,206,689)	$(1,206,689)	$—	$—
Capital lease obligations, including current portion(1)	$(21,441)	$—	$(21,441)	$—
Long-term debt, including current portion(1)	$(238,560)	$—	$(238,560)	$—

	Fair Value Measurements at December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$247,556	$247,556	$—	$—
Restricted cash	$2,564	$2,564	$—	$—
Loan receivable from affiliate companies(2)	$7,791	$—	$7,791	$—
Long-term receivable from affiliate companies(2)	$9,625	$—	$9,625	$—
Senior and ship mortgage notes	$(1,300,021)	$(1,300,021)	$—	$—
Capital lease obligations, including current portion(1)	$(22,360)	$—	$(22,360)	$—
Long-term debt, including current portion(1)	$(269,582)	$—	$(269,582)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate companies and long-term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as after taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of June 30, 2015, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2014: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2016.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2026.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2015, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	In operation	To be delivered	Total
June 30, 2016	$90,096	$1,798	$91,894
June 30, 2017	74,833	17,716	92,549
June 30, 2018	70,627	23,305	93,932
June 30, 2019	62,376	23,305	85,681
June 30, 2020	55,887	23,369	79,256
June 30, 2021 and thereafter	100,283	112,767	213,050

Total	$454,102	$202,260	$656,362

As of June 30, 2015, the Company had future remaining contractual deposits for two newbuilding owned vessels, which are expected to be delivered in the first quarter of 2016.As of June 30, 2015 Navios Logistics has obligations related to the acquisition of three new pushboats, the payment of the deferred considerations for the acquisition of two companies, who hold the right to occupy approximately 53 acres of land located in the Nueva Palmira free zone in Uruguay, the payment for design works in its dry port facility and remaining installments for the acquisition of the chartered-in fleet consisting of one pushboat and three liquid barges of $13,777, $6,800, $1,160 and $5,681, respectively. The table below reflects the remaining future payments of these commitments.

	Drybulk Vessels	Navios Logistics
June 30, 2016	$62,850	$27,418

Total	$62,850	$27,418

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €943 (approximately $1,052) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for the three month periods ended June 30, 2015 and 2014 were $2 and $0, respectively, and for the six month periods ended June 30, 2015 and 2014 were $6 and $0, respectively. During both the three and six month periods ended June 30, 2015 and 2014, the Company received dividends of $0 and $271, respectively. Included in the trade accounts payable at June 30, 2015 and December 31, 2014 were amounts due to Acropolis of $81 and $78, respectively.

Vessels charter hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings. On July 2, 2015, Navios Prosperity was redelivered to headowners.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year, at a net daily rate of $12.0 plus profit sharing, with two six-month extension options granted to the Company. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11.0 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately another six months and in January 2015, the Company extended this charter for approximately one year at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In February 2015, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately twelve months at a daily rate of $11.4 net per day plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months at a net daily rate of $7.6 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks. The terms of this charter is approximately at a net daily rate of $12.5 plus 50% profit sharing on actual results at the end of the charter period. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In April 2015, the Company chartered-in from Navios Partners the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12.0 plus 50% profit sharing on actual results at the end of the charter period. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

Total charter hire expense for all vessels for the three month periods ended June 30, 2015 and 2014 were $8,778 and $6,416, respectively, and for the six month periods ended June 30, 2015 and 2014 were $14,919 and $12,761, respectively, and were included in the statement of comprehensive loss under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. The daily fees were $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended June 30, 2015 and 2014 amounted to $14,141 and $12,240, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $27,542 and $24,244, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily rate to $9.5 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended June 30, 2015 and 2014 amounted to $24,293 and $23,787, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $48,335 and $46,087, respectively, and are presented net under the caption “Direct vessel expenses”. As of June 30, 2015 there was no balance outstanding.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended June 30, 2015 and 2014 amounted to $4,978 and $4,861, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $10,247 and $9,299, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended June 30, 2015 and 2014 amounted to $3,705 and $0, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $7,125 and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three and six month periods ended June 30, 2015 and 2014 amounted to $437 and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: Contemporaneously with the Insurance Restructuring , in November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2015, no claims had been submitted to Navios Holdings.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2015 and 2014 amounted to $1,505 and $1,500, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $3,105 and $2,986, respectively.

On May 28, 2010, Navios Holdings entered into an administrative services agreement with Navios Acquisition, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition. In May 2014, Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2015 and 2014 amounted to $1,935 and $1,803, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $3,861 and $3,498, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for both the three month periods ended June 30, 2015 and 2014 amounted to $190, and for both the six month periods ended June 30, 2015 and 2014 amounted to $380 each. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for both the three month periods ended June 30, 2015 and 2014 amounted to $201 each and for both the six month periods ended June 30, 2015 and 2014 amounted to $397 each.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended June 30, 2015 and 2014 amounted to $214 and $0, respectively, and for the six month periods ended June 30, 2015 and 2014 amounted to $414 and $0, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and six month periods ended June 30, 2015 and 2014 amounted to $27 and $0, respectively.

Balance due from affiliates (excluding Navios Europe I & Navios Europe II): Balance due from affiliates as of June 30, 2015 amounted to $17,119 (December 31, 2014: $33,400) which included the current amounts due from Navios Partners and Navios Acquisition and Navios Midstream, which were $16,169 (December 31, 2014: $1,575), $950 (December 31, 2014: $22,138) and $0 (December 31, 2014: $62), respectively, and the non-current amount of $0 (December 31, 2014: $9,625) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Balance due to affiliates (excluding Navios Europe I & Navios Europe II) as of June 30, 2015 amounted to $3,799 (December 31, 2014: $0) which included the current amounts due to Navios Midstream. The balance mainly consisted of management fees.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Midstream GP LLC, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Navios Maritime Midstream GP LLC and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of June 30, 2015, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2015 and December 31, 2014, the unamortized deferred gain for all vessels and rights sold totaled $14,831 and $16,301, respectively, and for the three month periods ended June 30, 2015 and 2014, Navios Holdings recognized $735 and $735, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. For the six months ended June 30, 2015 and 2014, Navios Holdings recognized $1,470 and $3,808, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 13 for more on Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.1% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Acquisition Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings in 2010 which was amended in 2010, 2011 and 2014, and matures in December 2015. The facility is available for multiple drawings up to a limit of $40,000 and bears an interest of LIBOR plus 300 basis points. As of June 30, 2015 and December 31, 2014, there was no outstanding amount under this facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200,000 for general corporate purposes. The facility provided for an arrangement fee of $4,000, bared a fixed interest of 600 bps and matured on December 29, 2014.

The Navios Partners Credit facility: In May 2015, Navios Partners entered into a Credit Facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of June 30, 2015, there was no outstanding amount under this facility and all $60,000 remained to be drawn.

Balance due from / (to) Navios Europe I: Balance due from Navios Europe I as of June 30, 2015, amounted to $886 (December 31, 2014: $4,087), which included the current amount payable of $131 (current amount receivable from Navios Europe I as of December 31, 2014: $3,421), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $1,017 (December 31, 2014: $666) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2015, the outstanding amount relating to the Navios Revolving Loans I capital was $7,125 (December 31, 2014: $7,125), under the caption “Loan receivable from affiliate companies.” As of June 30, 2015, the amount undrawn from the Revolving Loans I was $9,100, of which Navios Holdings is committed to fund $4,323.

Balance due from Navios Europe II: Balance from Navios Europe II as of June 30, 2015, amounted to $712 (December 31, 2014: $0), which included the current amounts of $680 (December 31, 2014: $0), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the non-current amount of $33 (December 31, 2014: $0) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2015, the outstanding amount relating to the Navios Revolving Loans II capital was $3,289 (December 31, 2014: $0), under the caption “Loan receivable from affiliate companies.” As of June 30, 2015, the amount undrawn from the Revolving Loans II was $31,575, of which Navios Holdings is committed to fund $14,998. As of June 30, 2015, the amount undrawn from the Navios Term Loans II was $5,000, of which Navios Holdings was committed to fund $2,375.

NOTE 9: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During the six month periods ended June 30, 2015 and 2014, pursuant to the stock plan approved by the Board of Directors, 0 and 141,839 shares were issued following the exercise of options for a total of $0 and $638, respectively.

On December 15, 2014, pursuant to the stock plan approved by the Board of Directors, Navios Holdings granted to its employees 1,151,052 shares of restricted common stock which were issued on February 26, 2015.

Vested, Surrendered and Forfeited

During the six month periods ended June 30, 2015 and 2014, 15,000 and 25,120 restricted stock units, respectively, issued to the Company’s employees vested.

During the six month periods ended June 30, 2015 and 2014, 2,223 and 4,625 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Issuance of Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and H, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

On January 28, 2014, the Company completed the sale of the Series G raising net proceeds of $47,846 (after deducting underwriting discounts and offering expenses).

On July 8, 2014, the Company completed the sale of the series H raising net proceeds of $115,756 (after deducting underwriting discounts and offering expenses).

Conversion of Preferred Stock

During the six month period ended June 30, 2015, 840 shares of convertible preferred stock were automatically converted into 840,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that five years after the issuance date of the convertible preferred stock, 30% of the then-outstanding shares of preferred stock shall automatically convert into shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $10.00 per share of common stock.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings had outstanding as of June 30, 2015 and December 31, 2014, 107,835,547 and 105,831,718 shares of common stock, respectively, and preferred stock 74,229 (20,000 Series G, 48,000 Series H and 6,229 shares of convertible preferred stock ) and 75,069 (20,000 Series G, 48,000 Series H and 7,069 shares of convertible preferred stock), respectively.

NOTE 10: OTHER (EXPENSE)/INCOME, NET

During the six month period ended June 30, 2015 and 2014, taxes other-than income taxes of Navios Logistics amounted to $6,419 and $4,681, respectively, and were included in the statements of comprehensive loss within the caption “Other (expense)/income, net”.

In May 2014, Navios Holdings received cash compensation of $7,203 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Holdings has no continuing obligation to provide any further services to the counterparty and has therefore recognized the entire compensation received immediately in the statement of comprehensive loss within the caption of “Other (expense)/income, net”.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4,044. From the total compensation, $3,551 was recorded immediately in the statement of comprehensive loss within the caption “Other (expense)/income, net” and the remaining amount within the caption “Revenue”, representing reimbursements for insurance claims submitted for the period prior to the date of the termination of the credit default insurance policy. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and Forward Freight Agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations		Logistics Business		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014	2015	2014
Revenue	$53,583	$75,440	$66,256	$69,968	$119,839	$145,408
Administrative fee revenue from affiliates	3,882	3,502	—	—	3,882	3,502
Interest income/expense and finance cost, net	(21,103)	(21,075)	(6,735)	(7,446)	(27,838)	(28,521)
Depreciation and amortization	(20,888)	(19,847)	(6,591)	(5,981)	(27,479)	(25,828)
Equity in net earnings of affiliated companies	17,968	7,079	—	—	17,968	7,079
Net (loss)/income attributable to Navios Holdings common stockholders	(30,820)	(22,999)	6,007	(13,681)	(24,813)	(36,680)
Total assets	2,382,752	2,472,563	602,432	604,474	2,985,184	3,077,037
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Capital expenditures	(480)	(54,617)	(6,484)	(26,579)	(6,964)	(81,196)
Investments in affiliates	371,405	340,375	—	—	371,405	340,375
Cash and cash equivalents	108,346	116,049	72,020	116,386	180,366	232,435
Restricted cash	906	2,631	—	—	906	2,631
Long-term debt (including current and non-current portion)	$1,216,896	$1,249,218	$367,127	$375,494	$1,584,023	$1,624,712

	Drybulk Vessel Operations		Logistics Business		Total
	Six Month	Six Month	Six Month	Six Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014	2015	2014
Revenue	$106,801	$152,033	$131,318	$115,566	$238,119	$267,599
Administrative fee revenue from affiliates	7,804	6,881	—	—	7,804	6,881
Interest income/expense and finance cost, net	(42,328)	(42,405)	(13,548)	(14,162)	(55,876)	(56,567)
Depreciation and amortization	(35,626)	(39,454)	(13,058)	(12,048)	(48,684)	(51,502)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Equity in net earnings of affiliated companies	31,880	29,497	—	—	31,880	29,497
Net (loss)/income attributable to Navios Holdings common stockholders	(58,025)	(20,833)	6,534	(13,794)	(51,491)	(34,627)
Total assets	2,382,752	2,472,563	602,432	604,474	2,985,184	3,077,037
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Capital expenditures	(2,276)	(89,300)	(8,926)	(38,740)	(11,202)	(128,040)
Investments in affiliates	371,405	340,375	—	—	371,405	340,375
Cash and cash equivalents	108,346	116,049	72,020	116,386	180,366	232,435
Restricted cash	906	2,631	—	—	906	2,631
Long-term debt (including current and non-current portion)	$1,216,896	$1,249,218	$367,127	$375,494	$1,584,023	$1,624,712

NOTE 12: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss by the weighted average number of shares of Navios Holdings outstanding during the period.

For the three month period ended June 30, 2015, 1,881,641 potential common shares and 6,970,758 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended June 30, 2014, 3,692,158 potential common shares and 8,472,835 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the six month period ended June 30, 2015, 1,775,306 potential common shares and 6,988,379 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the six month period ended June 30, 2014, 4,010,213 potential common shares and 8,475,918 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(24,813)	$(36,680)	$(51,491)	$(34,627)
Less:
Dividend on Preferred Stock and on unvested restricted shares	(4,093)	(1,573)	(8,166)	(2,800)

Loss available to Navios Holdings common stockholders, basic	$(28,906)	$(38,253)	$(59,657)	$(37,427)

Loss available to Navios Holdings common stockholders, diluted	$(28,906)	$(38,253)	$(59,657)	$(37,427)

Denominator:
Denominator for basic net loss per share attributable to Navios Holdings common stockholders — weighted average shares	105,401,820	102,947,944	105,251,590	102,718,368
Denominator for diluted net loss per share attributable to Navios Holdings common stockholders — adjusted weighted average shares and assumed conversions	105,401,820	102,947,944	105,251,590	102,718,368

Basic net losses per share attributable to Navios Holdings common stockholders	$(0.27)	$(0.37)	$(0.57)	$(0.36)

Diluted net losses per share attributable to Navios Holdings common stockholders	$(0.27)	$(0.37)	$(0.57)	$(0.36)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

In February 2014, Navios Partners completed a public offering of 6,325,000 common units. Navios Holdings paid $2,233 in order to retain its 2.0% general partner interest. The Company determined, under the equity method, that the issuance of shares qualified as sales of shares by the investee. As a result, a gain of $11,230 was recognized in “Equity in net earnings of affiliated companies” for the six month periods ended June 30, 2014.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In February 2015, Navios Partners completed a public offering of 4,600,000 common units, at $13.09 per unit, raising gross proceeds of $60,214. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings raising additional gross proceeds of $14,967.

As of June 30, 2015, Navios Holdings holds a total of 15,344,310 common units and 1,695,509 general partners units, representing a 20.1% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of June 30, 2015 and December 31, 2014, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $34,507 and $35,745, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Total equity method income and amortization of deferred gain of $4,097 and $7,784 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended June 30, 2015 and 2014, respectively, and equity method income and amortization of deferred gain of $8,170 and $28,074 were recognized in “Equity in net earnings of affiliated Companies” for the six month periods ended June 30, 2015 and 2014, respectively.

As of June 30, 2015 and December 31, 2014, the carrying amount of the investment in Navios Partners was $121,036 and $114,387, respectively.

Dividends received during the three month periods ended June 30, 2015 and 2014 were $8,124 and $7,536, respectively, and for the six month periods ended June 30, 2015 and 2014 were $16,248 and $14,971, respectively.

As of June 30, 2015, the market value of the investment in Navios Partners was $182,326.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of June 30, 2015 and December 31, 2014, the carrying amount of the investment was $682 and $525, respectively. During both the three and six month periods ended June 30, 2015 and 2014, the Company received dividends of $0 and $271, respectively.

Navios Acquisition

In February 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock. The Company determined, under the equity method, that the issuance of shares qualified as a sale of shares by the investee. As a result, an income of $6,193 for the six month periods ended June 30, 2014 was recognized in “Equity in net earnings of affiliated companies”.

As of June 30, 2015 and December 31, 2014, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $1,777 and $1,293, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method income of $13,426 and loss of $1,190 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended June 30, 2015 and 2014, respectively, and total equity method income of $22,961 and $619 was recognized for the six month periods ended June 30, 2015 and 2014, respectively.

As of June 30, 2015 and December 31, 2014, the carrying amount of the investment in Navios Acquisition was $240,245 and $224,582, respectively.

Dividends received during the three month periods ended June 30, 2015 and 2014 were $3,649 and $3,649, respectively, and for the six month periods ended June 30, 2015 and 2014 were $7,298 and $7,298, respectively.

As of June 30, 2015, the market value of the investment in Navios Acquisition was $261,988.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of June 30, 2015 and December 31, 2014, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $14,482 and $13,415, respectively, including accrued interest, which represents the Company’s carrying value of its investment of $6,163 (December 31, 2014: $5,602) plus the Company’s balance of the Navios Revolving Loans I of $8,319 (December 31, 2014: $7,813), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Income of $399 and $311 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended June 30, 2015 and 2014, respectively, and income of $560 and $462 was recognized for the six month periods ended June 30, 2015 and 2014, respectively.

As of June 30, 2015 and December 31, 2014, the carrying amount of the investment in Navios Europe I was $5,145 and $4,936, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through June 30, 2015, Navios Europe II acquired nine vessels for aggregate consideration consisting of: (i) cash consideration of $96,000 (which was funded with the proceeds of a $87,000 senior loan facilities (the “Senior Loans II”) and loans aggregating $9,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,450 as of June 30, 2015. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Holdings.Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that they are not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of June 30, 2015, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $7,624, including accrued interest, which represents the Company’s carrying value of its investment of $4,308 plus the Company’s balance of the Navios Revolving Loans II of $3,316, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Income of $33 was recognized in “Equity in net earnings of affiliated companies” for the three and six month periods ended June 30, 2015.

As of June 30, 2015, the carrying amount of the investment in Navios Europe II was $4,275.

Summarized financial information of the affiliated companies is presented below:

	June 30, 2015			December 31, 2014
Balance Sheet	Navios Partners	Navios Acquisition	Navios Europe I	Navios Partners	Navios Acquisition	Navios Europe I
Current assets	$63,079	$113,923	$12,304	$115,197	$89,528	$13,764
Non-current assets	1,342,545	1,556,375	184,830	1,223,512	1,603,944	190,638
Current liabilities	49,248	54,663	14,250	30,072	71,598	15,649
Non-current liabilities	587,619	1,084,232	190,675	559,539	1,122,623	191,744

	Three Month Period Ended June 30, 2015			Three Month Period Ended June 30, 2014
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Partners	Navios Acquisition	Navios Europe I
Revenue	$56,473	$80,408	$10,765	$55,178	$62,242	$8,450
Net income/(loss)	11,355	26,362	(1,069)	29,985	(2,804)	(2,632)

	Six Month Period Ended June 30, 2015			Six Month Period Ended June 30, 2014
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Partners	Navios Acquisition	Navios Europe I
Revenue	$113,259	$159,019	$19,860	$112,676	$123,211	$17,109
Net income/(loss)	22,234	46,396	(4,800)	48,346	(15,622)	(5,063)

Investments in available-for-sale securities

During 2013, the Company received shares of Korea Line Corporation (“KLC”), and during 2015, the Company received shares of Pan Ocean Co.Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC and STX in respect of the employment of the vessels. The shares were valued at fair value upon the day of issuance. As of both June 30, 2015 and December 31, 2014, the Company retained a total of 328,710 and 314,077 KLC and STX shares, respectively.

The shares received from KLC and STX were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than- temporary”, in which case it is transferred to statements of comprehensive income. The Company has no other types of available-for-sale securities.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2015 and December 31, 2014, the carrying amount of the available-for-sale securities related to KLC and STX was $6,261 and $6,701, respectively. As of June 30, 2015 and 2014, the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Loss” were $1,069 and $0, respectively. As of June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive loss of $11,553. The respective loss was included in other (expense)/income, net in the accompanying consolidated statement of comprehensive loss.

NOTE 14: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes, issued on January 28, 2011, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive loss for the three months ended June 30, 2015
Revenue	$—	$53,583	$66,256	$—	$119,839
Administrative fee revenue from affiliates	—	3,882	—	—	3,882
Time charter, voyage and logistics business expenses	—	(42,796)	(15,060)	—	(57,856)
Direct vessel expenses	—	(12,888)	(22,860)	—	(35,748)
General and administrative expenses incurred on behalf of affiliates	—	(3,882)	—	—	(3,882)
General and administrative expenses	(1,096)	(3,661)	(3,911)	—	(8,668)
Depreciation and amortization	(701)	(20,187)	(6,591)	—	(27,479)
Interest expense and finance cost, net	(19,674)	(1,429)	(6,735)	—	(27,838)
Other (expense)\income, net	(126)	259	(3,454)	—	(3,321)

(Loss)/income before equity in net earnings of affiliated companies	(21,597)	(27,119)	7,645	—	(41,071)
(Loss)/income from subsidiaries	(19,205)	6,006	—	13,199	—
Equity in net earnings of affiliated companies	15,989	1,180	799	—	17,968

(Loss)/income before taxes	(24,813)	(19,933)	8,444	13,199	(23,103)
Income tax (expense)/benefit	—	(72)	1,767	—	1,695

Net (loss)/income	(24,813)	(20,005)	10,211	13,199	(21,408)
Less: Net income attributable to the noncontrolling interest	—	—	(3,405)	—	(3,405)

Net (loss)/income attributable to Navios Holdings common stockholders	$(24,813)	$(20,005)	$6,806	$13,199	$(24,813)

Other Comprehensive (loss)/ income
Unrealized holding income on investments in available-for-sale securities	$(213)	$(213)	$—	$213	$(213)

Total other comprehensive (loss)/ income	$(213)	$(213)	$—	$213	$(213)

Total comprehensive (loss)/income	$(25,026)	$(20,218)	$10,211	$13,412	$(21,621)
Comprehensive income attributable to noncontrolling interest	—	—	(3,405)	—	(3,405)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$25,026	$(20,218)	$6,806	$13,412	$(25,026)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended June 30, 2014
Revenue	$—	$75,440	$69,968	$—	$145,408
Administrative fee revenue from affiliates	—	3,502	—	—	3,502
Time charter, voyage and logistics business expenses	—	(39,088)	(24,426)	—	(63,514)
Direct vessel expenses	—	(13,863)	(19,977)	—	(33,840)
General and administrative expenses incurred on behalf of affiliates	—	(3,502)	—	—	(3,502)
General and administrative expenses	(1,427)	(4,789)	(3,351)	—	(9,567)
Depreciation and amortization	(701)	(19,146)	(5,981)	—	(25,828)
Interest expense and finance cost, net	(19,643)	(1,432)	(7,446)	—	(28,521)
Loss on bond extinguishment	—	—	(27,281)	—	(27,281)
Other income/(expense), net	2	(5,300)	(2,183)	—	(7,481)

Loss before equity in net earnings of affiliated companies	(21,769)	(8,178)	(20,677)	—	(50,624)
(Loss)/income from subsidiaries	(19,639)	(13,681)	—	33,320	—
Equity in net earnings of affiliated companies	4,729	1,218	1,132	—	7,079

Loss before taxes	(36,679)	(20,641)	(19,545)	33,320	(43,545)
Income tax expense	—	(90)	(758)	—	(848)

Net loss	(36,679)	(20,731)	(20,303)	33,320	(44,393)
Less: Net (income)/loss attributable to the noncontrolling interest	—	(41)	7,754	—	7,713

Net loss attributable to Navios Holdings common stockholders	$(36,679)	$(20,772)	$(12,549)	$33,320	$(36,680)

Other Comprehensive income
Unrealized holding income on investments in available-for-sale securities	$758	$758	$—	$(758)	$758
Reclassification to earnings	11,553	11,553	—	(11,553)	11,553

Total other comprehensive income	$12,311	$12,311	$—	$(12,311)	$12,311

Total comprehensive loss	$(24,368)	$(8,420)	$(20,303)	$21,009	$(32,082)
Comprehensive (income)/loss attributable to noncontrolling interest	—	(41)	7,754	—	7,713

Total comprehensive loss attributable to Navios Holdings common stockholders	$(24,368)	$(8,461)	$(12,549)	$21,009	$(24,369)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the six months ended June 30, 2015
Revenue	$—	$106,801	$131,318	$—	$238,119
Administrative fee revenue from affiliates	—	7,804	—	—	7,804
Time charter, voyage and logistics business expenses	—	(85,731)	(42,059)	—	(127,790)
Direct vessel expenses	—	(25,610)	(40,955)	—	(66,565)
General and administrative expenses incurred on behalf of affiliates	—	(7,804)	—	—	(7,804)
General and administrative expenses	(2,214)	(5,748)	(7,517)	—	(15,479)
Depreciation and amortization	(1,394)	(34,232)	(13,058)	—	(48,684)
Interest expense and finance cost, net	(39,384)	(2,944)	(13,548)	—	(55,876)
Other (expense)\income, net	(67)	760	(5,928)	—	(5,235)

(Loss)/income before equity in net earnings of affiliated companies	(43,059)	(46,704)	8,253	—	(81,510)
(Loss)/income from subsidiaries	(36,504)	6,534	—	29,970	—
Equity in net earnings of affiliated companies	28,072	2,219	1,589	—	31,880

(Loss)/income before taxes	(51,491)	(37,951)	9,842	29.970	(49,630)
Income tax (expense)/benefit	—	(142)	1,985	—	1,843

Net (loss)/income	(51,491)	(38,093)	11,827	29,970	(47,787)
Less: Net income attributable to the noncontrolling interest	—	—	(3,704)	—	(3,704)

Net (loss)/income attributable to Navios Holdings common stockholders	$(51,491)	$(38,093)	$8,123	$29,970	$(51,491)

Other Comprehensive (loss)/income
Unrealized holding income on investments in available-for-sale securities	$(491)	$(491)	$—	$491	$(491)

Total other comprehensive loss	$(491)	$(491)	$—	$491	$(491)

Total comprehensive (loss)/income	$(51,982)	$(38,584)	$11,827	$30,461	$(48,278)
Comprehensive income attributable to noncontrolling interest	—	—	(3,704)	—	(3,704)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(51,982)	$(38,584)	$8,123	$30,461	$(51,982)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the six months ended June 30, 2014
Revenue	$—	$152,033	$115,566	$—	$267,599
Administrative fee revenue from affiliates	—	6,881	—	—	6,881
Time charter, voyage and logistics business expenses	—	(77,468)	(37,224)	—	(114,692)
Direct vessel expenses	—	(26,532)	(35,636)	—	(62,168)
General and administrative expenses incurred on behalf of affiliates	—	(6,881)	—	—	(6,881)
General and administrative expenses	(3,737)	(10,102)	(6,759)	—	(20,598)
Depreciation and amortization	(1,394)	(38,060)	(12,048)	—	(51,502)
Interest expense and finance cost, net	(39,336)	(3,069)	(14,162)	—	(56,567)
Loss on bond extinguishment	—	—	(27,281)	—	(27,281)
Other expense, net	(13)	(2,292)	(3,110)	—	(5,415)

Loss before equity in net earnings of affiliated companies	(44,480)	(5,490)	(20,654)	—	(70,624)
Loss from subsidiaries	(13,001)	(13,794)	—	26,795	—
Equity in net earnings of affiliated companies	22,854	4,611	2,032	—	29,497

Loss before taxes	(34,627)	(14,673)	(18,622)	26,795	(41,127)
Income tax expense	—	(178)	(958)	—	(1,136)

Net loss	(34,627)	(14,851)	(19,580)	26,795	(42,263)
Less: Net (income)/ loss attributable to the noncontrolling interest	—	(182)	7,818	—	7,636

Net loss attributable to Navios Holdings common stockholders	$(34,627)	$(15,033)	$(11,762)	$26,795	$(34,627)

Other Comprehensive income
Unrealized holding loss on investments in available-for-sale securities	$(381)	$(381)	$—	$381	$(381)
Reclassification to earnings	11,553	11,553	—	(11,553)	11,553

Total other comprehensive income	$11,172	$11,172	$—	$(11,172)	$11,172

Total comprehensive loss	$(23,455)	$(3,679)	$(19,580)	$15,623	$(31,091)
Comprehensive (income)/loss attributable to noncontrolling interest	—	(182)	7,818	—	7,636

Total comprehensive loss attributable to Navios Holdings common stockholders	$(23,455)	$(3,861)	$(11,762)	$15,623	$(23,455)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of June 30, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$32,017	$76,329	$72,020	$—	$180,366
Restricted cash	—	906	—	—	906
Accounts receivable, net	—	13,895	37,086	—	50,981
Intercompany receivables	42,525	—	72,582	(115,107)	—
Due from affiliate companies	4,702	13,097	—	—	17,799
Prepaid expenses and other current assets	13	24,147	17,314	—	41,474

Total current assets	79,257	128,374	199,002	(115,107)	291,526

Vessels, port terminals and other fixed assets, net	—	1,431,760	437,934	—	1,869,694
Deposits for vessel acquisitions	—	24,290	27,700	—	51,990
Investments in subsidiaries	1,628,773	278,066	—	(1,906,839)	—
Investment in available-for-sale securities	—	6,261	—	—	6,261
Investment in affiliates	346,884	11,297	13,224	—	371,405
Loan receivable from affiliate companies	—	11,464	—	—	11,464
Other long-term assets	—	18,947	23,112	—	42,059
Goodwill and other intangibles	88,168	79,537	173,080	—	340,785

Total non-current assets	2,063,825	1,861,622	675,050	(1,906,839)	2,693,658

Total assets	$2,143,082	$1,989,996	$874,052	$(2,021,946)	$2,985,184

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$947	$2,189	$31,637	$—	$34,773
Accrued expenses and other liabilities	32,952	35,886	25,977	—	94,815
Deferred income and cash received in advance	—	1,981	4,355	—	6,336
Intercompany payables	45,242	68,601	1,264	(115,107)	—
Due to affiliate company	—	3,930	—	—	3,930
Current portion of capital lease obligations	—	—	2,886	—	2,886
Current portion of long-term debt	—	8,031	69	—	8,100

Total current liabilities	79,141	120,618	66,188	(115,107)	150,840

Long-term debt, net of current portion	982,320	226,544	367,059		1,575,923
Capital lease obligations, net of current portion	—	—	18,555	—	18,555
Unfavorable lease terms	—	14,756	—	—	14,756
Other long-term liabilities and deferred income	—	13,808	1,066	—	14,874
Deferred tax liability	—	—	11,364	—	11,364

Total non-current liabilities	982,320	255,108	398,044	—	1,635,472

Total liabilities	1,061,461	375,726	464,232	(115,107)	1,786,312

Noncontrolling interest	—	—	117,251	—	117,251
Total Navios Holdings stockholders’ equity	1,081,621	1,614,271	292,568	(1,906,839)	1,081,621

Total liabilities and stockholders’ equity	$2,143,082	$1,989,997	$874,051	$(2,021,946)	$2,985,184

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$98,539	$77,085	$71,932	$—	$247,556
Restricted cash	—	2,564	—	—	2,564
Accounts receivable, net	—	56,265	29,316	—	85,581
Intercompany receivables	23,567	—	71,442	(95,009)	—
Due from affiliate companies	4,638	22,558	—	—	27,196
Prepaid expenses and other current assets	2	31,179	23,053	—	54,234

Total current assets	126,746	189,651	195,743	(95,009)	417,131

Deposits for vessels, port terminals and other fixed assets	—	22,140	23,225	—	45,365
Vessels, port terminal and other fixed assets, net	—	1,467,518	443,625	—	1,911,143
Investments in subsidiaries	1,622,239	271,532	—	(1,893,771)	—
Investment in available-for-sale securities	—	6,701	—	—	6,701
Investment in affiliates	331,130	548	12,775	—	344,453
Long-term receivable from affiliate companies	—	9,625	—	—	9,625
Loan receivable from affiliate companies	—	7,791	—	—	7,791
Other long-term assets	—	6,920	28,740	—	35,660
Goodwill and other intangibles	89,562	85,273	174,993	—	349,828

Total non-current assets	2,042,931	1,878,048	683,358	(1,893,771)	2,710,566

Total assets	$2,169,677	$2,067,699	$879,101	$(1,988,780)	$3,127,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$591	$18,399	$34,847	$—	$53,837
Accrued expenses and other liabilities	33,099	49,363	24,858	—	107,320
Deferred income and cash received in advance	—	6,263	6,182	—	12,445
Intercompany payables	—	93,226	1,783	(95,009)	—
Current portion of capital lease obligations	—	—	1,449	—	1,449
Current portion of long-term debt	—	23,214	69	—	23,283

Total current liabilities	33,690	190,465	69,188	(95,009)	198,334

Long-term debt, net of current portion	983,024	231,193	375,390	—	1,589,607
Capital lease obligations, net of current portion	—	—	20,911	—	20,911
Unfavorable lease terms	—	22,141	—	—	22,141
Other long-term liabilities and deferred income	—	14,574	2,885	—	17,459
Deferred tax liability	—	—	12,735	—	12,735

Total non-current liabilities	983,024	267,908	411,921	—	1,662,853

Total liabilities	1,016,714	458,373	481,109	(95,009)	1,861,187

Noncontrolling interest	—	—	113,547	—	113,547
Total Navios Holdings stockholders’ equity	1,152,963	1,609,326	284,445	(1,893,771)	1,152,963

Total liabilities and stockholders’ equity	$2,169,677	$2,067,699	$879,101	$(1,988,780)	$3,127,697

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the six months ended June 30, 2015	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(20,906)	$12,887	$9,758	$—	$1,739

Cash flows from investing activities
Acquisition of investments in affiliates	(14,668)	(4,275)	(1,528)	—	(20,471)
Loan to affiliate company	—	(3,289)	—	—	(3,289)
Decrease in long-term receivable from affiliate companies	—	9,488	—	—	9,488
Dividends from affiliate companies	7,298	—	—	—	7,298
Deposits for vessel acquisitions	—	(2,150)	(4,475)	—	(6,625)
Purchase of property, equipment and other fixed assets	—	(125)	(4,452)	—	(4,577)

Net cash used in investing activities	(7,370)	(351)	(10,455)	—	(18,176)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(17,602)	16,074	1,528	—	—
Repayment of long-term debt and payment of principal	—	(30,988)	(34)	—	(31,022)
Dividends paid	(20,644)	—	—	—	(20,644)
Decrease in restricted cash	—	1,622	—	—	1,622
Payments of obligations under capital leases	—	—	(709)	—	(709)

Net cash (used in)/provided by financing activities	(38,246)	(13,292)	785	—	(50,753)

(Decrease)/ increase in cash and cash equivalents	(66,522)	(756)	88	—	(67,190)

Cash and cash equivalents, at beginning of period	98,539	77,085	71,932	—	247,556

Cash and cash equivalents, at end of period	$32,017	$76,329	$72,020	$—	$180,366

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the six months ended June 30, 2014	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(12,714)	$59,782	$(6,576)	$—	$40,492

Cash flows from investing activities
Acquisition of investments in affiliates	—	—	(2,233)	—	(2,233)
Loan to affiliate company	—	(2,831)	—	—	(2,831)
Increase in long-term receivable from affiliate companies	—	(2,263)	—	—	(2,263)
Dividends from affiliate companies	7,298	—	—	—	7,298
Deposits for vessel acquisitions	—	(17,288)	(9,557)	—	(26,845)
Acquisition of vessels	—	(71,862)	—	—	(71,862)
Purchase of property, equipment and other fixed assets	(15)	(135)	(29,183)	—	(29,333)

Net cash provided/(used in) in investing activities	7,283	(94,379)	(40,973)	—	(128,069)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(15,131)	12,898	2,233	—	—
Issuance of common stock	638	—	—	—	638
Net proceeds from issuance of preferred stock	47,847	—	—	—	47,847
Proceeds from long-term loans, net of deferred finance fees	—	40,385	—	—	40,385
Proceeds from issuance of senior notes, net of debt issuance costs	—	—	365,732	—	365,732
Repayment of long-term debt and payment of principal	—	(9,597)	(34)	—	(9,631)
Repayment of senior notes	—	—	(290,000)	—	(290,000)
Contribution from noncontrolling shareholders	—	3,484	—	—	3,484
Dividends paid	(14,351)	—	—	—	(14,351)
Increase in restricted cash	—	(469)	—	—	(469)
Acquisition of noncontrolling interest	—	(10,889)	—	—	(10,889)
Payments of obligations under capital leases	—	—	(565)	—	(565)

Net cash provided by financing activities	19,003	35,812	77,366	—	132,181

Net increase in cash and cash equivalents	13,572	1,215	29,817	—	44,604

Cash and cash equivalents, at beginning of period	33,769	67,492	86,570	—	187,831

Cash and cash equivalents, at end of period	$47,341	$68,707	$116,387	$—	$232,435

NOTE 15: SUBSEQUENT EVENTS

a) On June 23, 2015, the Board of Directors declared a quarterly dividend for the period from April 15, 2015 to July 14, 2015 of $0.546875 per American Depository Share on its Series G and $0.5390625 per American Depository Share on its Series H. This dividend was paid on July 15, 2015 to holders of record as of July 8, 2015.

b) In July 2015, Navios Holdings received a dividend of $3,649 from Navios Acquisition for the first quarter of 2015.

c) In August 2015, Navios Holdings received a dividend of $8,124 from Navios Partners for the second quarter of 2015.

d) On August 17, 2015, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on September 25, 2015 to stockholders of record on September 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: August 25, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

101	The following materials from the Company’s Form 6-K containing its financial statements for the three and six month periods ended June 30, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Unaudited Condensed Consolidated Balance Sheets as at June 30, 2015 and December 31, 2014; (ii) Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and six month periods ended June 30, 2015 and 2014; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2015 and 2014; (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the six month periods ended June 30, 2015 and 2014; and (v) the Notes to Condensed Consolidated Financial Statements (unaudited) as block of text.